

The Human Network Effect

Cisco Systems, Inc.
2008 Annual Report

CISCO.

Net Sales
(dollars in billions)


39.5
34.9
28.5
24.8
22.0
Fiscal Year
'04
'05
'06
'07
'08

Net Income
(dollars in billions)


8.1
7.3
5.7
5.6
4.4
Fiscal Year
'04
'05
'06
'07
'08

Diluted Net Income per Share
(in dollars)


1.31
1.17
0.87
0.89
0.62
Fiscal Year
'04
'05
'06
'07
'08

Cash and Cash Equivalents and Investments
(dollars in billions)


26.2
22.3
19.3
17.8
Fiscal Year
'04
'05
'06
'07
'08

Consolidated Statements of Operations Data
(in millions, except per-share amounts)

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Net sales	$ 39,540	$ 34,922	$ 28,484
Income before provision for income taxes	$ 10,255	$ 9,461	$ 7,633
Net income	$ 8,052	$ 7,333	$ 5,580
Net income per share — diluted	$ 1.31	$ 1.17	$ 0.89

Consolidated Balance Sheets Data
(in millions)

	July 26, 2008	July 28, 2007	July 29, 2006
Cash and cash equivalents and investments	$ 26,235	$ 22,266	$ 17,814
Total assets	$ 58,734	$ 53,340	$ 43,315
Shareholders' equity	$ 34,353	$ 31,480	$ 23,912

INTRODUCTION

TRANSFORMATION

When humanity meets technology, the way we work changes, and ultimately the way we live is transformed.

The need to communicate, collaborate, and create drives humanity forward. Modern technology allows us to come together collectively and transform our lives in innovative ways. We're more engaged, more informed, and more involved. We are seeing the results of our actions in creating a sustainable world. It is the realization of human potential.

When humanity is connected, wonderful things happen, locally and globally.

That's the Human Network Effect.

CONTENTS



Collaborating Efficiently

Work Together, from Anywhere

Give employees remote, highly secure access to customers, resources, and the network so they can connect and collaborate from more places—and get more done.


Transforming Work
VIRTUAL WORKPLACE
Call Management Software
Wireless Phones and Access Points
Unified Communications
Network Foundation with Built-In Security
Unified IP Phones
Cisco WebEx Collaboration Software

"At this company, no one is restricted to a desk ... because there are no desks." / *"How can anyone work?"* / "Everyone has a cell phone and a laptop computer." / *"And they just go out and work where they want to?"* / "As long as they're reachable." / *"So they collaborate in new ways and access applications, data, and services they need, anytime, anywhere. Sounds great! Let's head over to your office."* / "We're already there!"

Advocating Wellness



"Healthcare should be available for everyone." / *"That explains your 'Free Clinic on Wheels'?"* / "Yes. Today, I treated a broken hand, distributed antibiotics, and diagnosed a case of first-stage TB." / *"Mobile outreach in action."* / "I access patient records remotely and get accurate info online. And I set up face-to-face video consultations at the community center, so patients can see doctors remotely." / *"So the network lets you get to know patients as individuals."* / "And I'm not just treating the condition. I'm treating the person."


Transforming Healthcare
SAFE
AFFORDABLE
ACCESSIBLE
HEALTHCARE
Video Conferencing
Unified Communications
Content Delivery Networks
Imaging Systems
Electronic Health Records
Wireless Connectivity

Deliver Anywhere Access

Improve the quality of healthcare and lower costs by making sure clinicians gain easy and fast access to patient records, imaging, and the healthcare resources they need right now.



Connecting Cities

Switch to Smart Real Estate

Enable environmental sustainability with a common platform for management of all building and communications systems.


Transforming the Environment with Intelligent Building Systems
Better access to information and communications
Lower greenhouse gas emissions
Optimized public transit and traffic flow
Sustainable living and working
Economic growth
Improved real estate use and human experience

"Leave any carbon footprints today?" / *"No, I got to work on the 'Connected Bus,' which produces far less emissions than a regular bus."* / "Nice start." / *"At the office, we used a Cisco TelePresence system to meet with our London team. And they're working in a 'Smart Building,' which saves energy and has no cubicles."* / "For improving collaboration, saving resources, and getting more done?" / *"Exactly. And I ended up reducing my carbon footprint today."* / "Says who?" / *"The office manager... and the bus driver."*

Empowering Education


Transforming Education
Desktop Video
Wireless Connectivity
Administrative Efficiency
Safety and Security
Unified Communications
Virtual Classrooms
Content Delivery Networks



Jumpstart Learning

Create a learning environment that's fully centered on students and matches what they'll encounter in the outside world.

"Helping young women in emerging countries begins with education." / *"That's a lofty statement. Does it apply to a region that resists change?"* / "Absolutely. For example, in one country, many of the students in the Cisco information technology program are women." / *"So change happens."* / "Indeed. Those scholars have access to the tools they need to become tomorrow's IT professionals. They're fully engaged, and teachers are more effective." / *"Sounds like students can become something even more important."* / "What's that?" / *"Role models!"*



Optimizing Data Centers

Enable Instant Customer Satisfaction

Deliver new and improved services and help increase bank efficiency, productivity, and revenue with fast, highly secure, and reliable data access—anytime, anywhere.


Transforming Banking
Next-generation customer experience
Flexible, scalable network infrastructure
Reduced complexity through virtualization
Fewer data servers
Less power consumption
Lower costs
Increased business agility
Better business continuity

"Our people—and our data center—help make our customers happier, anywhere, anytime." / *"Did you say... your data center?"* / "Correct. It's highly available, so it gives us relevant customer information in a heartbeat. We understand our customers' needs better, we save them time, and we give them confidence." / *"So it improves the experience of everyone who sets foot in your branch?"* / "And online, and at home, and at the ATM." / *"Customer satisfaction, all day and all night!"*



TO OUR SHAREHOLDERS

All around the world, people are accomplishing extraordinary things with the power of the network. Today's executives are meeting face to face without ever leaving their desks. Consumers are able to experience the action of and connect with a favorite sports team or music group without leaving their home. Classrooms and students are connected regardless of geography, nationality, or culture. The human network is changing the way we bring big ideas to life—and share them with the world.

VISION

The Network as the Platform

The network is squarely at the center of innovation and is capable of changing the way people work, live, play, and learn. The rapid proliferation of Internet-enabled devices is fueled by more and more services and tasks being handled online, from phone calls to personalized searches to downloading videos, games, and other forms of entertainment.

The role of the network has evolved beyond that of infrastructure to a secure platform for delivering the customized and personalized experience that 21st-century users expect—whether that means delivering new services as a carrier; boosting productivity for businesses of any size; or consumers looking for real-time, personalized entertainment and services. Our vision of tomorrow's network is one of abundant bandwidth; exciting collaboration models; sophisticated yet easy-to-deploy solutions; and the convergence of voice, data, and video on every device.

Advancing the visionary change for tomorrow's network requires major investment. Cisco invested $5.2 billion in research and development during fiscal 2008. This commitment expands the breadth of products, applications, and services that we offer, which we believe will enable our customers and partners to reach the next level of innovation with their customers and partners. Customers tell us that we have earned our competitive advantage because we actively listen, share, and explore ways to innovate with them in order to develop the best solutions to meet their needs.

Innovation is at the foundation of Cisco culture. In fiscal 2008, we brought more than 250 new products to market, including the Cisco Nexus switches and the aggregation services routers. Cisco TelePresence systems continue to gain market share and exemplify the power of the network to change business models and improve visual communications across geographic and cultural boundaries. At Cisco, we believe that companies that build business models on collaboration enabled by networked IT will gain recognizable competitive advantages. Many of our customers have begun to recognize the power of Web 2.0 technologies to allow quick, safe, and effective interaction across devices, operating systems, wired and wireless networks, and business applications around the world.

STRATEGY

Capturing Market Transitions

We believe that Cisco's success also comes from recognizing and capitalizing on market transitions before they occur. Our goal is to capture these market transitions faster than our competitors by recognizing major technologies and markets that will play a crucial role in the future of communications and IT. By setting our sights on a minimum three- to five-year horizon for innovation and development, we are able to make strategic decisions, investments, and organizational moves to support the future. Acting on this differentiated strategy, we made multiple acquisitions in fiscal 2008, including wireless, unified communications, and security technologies. Look for us to continue to grow through internal development, acquisitions, our global partnerships, and cross-functional teamwork.

One area of our differentiated strategy includes a goal of growing each product category in our advanced technologies to capture $1 billion-plus in annual revenue and the number-one market position. As an example, Cisco TelePresence—one of our "emerging technology" products—is beginning to gain meaningful adoption in the enterprise and service provider customer segments. On many occasions, we have observed that when our customers experience the power of this technology, their reaction proceeds from "wow" to "I want to have it now." Our customers have begun to understand firsthand the power they can gain by implementing video and visual networking solutions in their corporate network ecosystem.

Cisco grew revenue across all product categories and geographic theaters in fiscal 2008. Routing revenue increased 14%, led by 119% revenue growth in our Cisco CRS-1 Carrier Routing System product line. Our switching portfolio revenue grew 7%, consistent with slower enterprise business growth in the United States and Canada, our largest theater. Revenue growth in our advanced technology product category was 21%, led by Unified Communications revenue growth of 51%, including WebEx. Our four largest geographic theaters demonstrated solid growth in fiscal 2008 despite certain areas of economic challenge.

Providing customer satisfaction is one of Cisco's core values. Creating sustainable customer partnerships is a crucial part of our strategy and provides invaluable insight into market transitions. In addition to our technology, Cisco's knowledge of government, education, healthcare, public safety, economic development, and national security issues has increased customer trust in our presence at the core of their networks. Being close to our customers is, we believe, the best way to uncover opportunity for the next market transition, long before the next market transition becomes obvious to others.

EXECUTION

A Portfolio Management Approach

Our market leadership is based on a balanced portfolio of products and services that address the technology and business requirements of our customers around the world. Cisco products, applications, and solutions offer an architecture advantage by which customers can structure, customize, and deploy complex IT and communications systems that have the opportunity to grow with their business. Our product portfolio is built on a scalable open architecture with technology that delivers real value to customers.

We are proud of our fiscal 2008 financial performance. Revenue was a record $39.5 billion, an increase of 13% year over year. Especially notable, Cisco achieved the first $10 billion quarter during the fourth quarter of fiscal 2008, despite a particularly challenging global economy during the second half of fiscal 2008. For fiscal 2008, revenue growth for our products

"Collaboration is the way we combine processes, networked IT, and our culture to deliver results that are founded on the principles of shared goals, a common vision, and an environment of trust."

–John Chambers, Chairman & CEO

was approximately 12%, driven by balanced results across our geographic theaters, customer segments, and product portfolios. We continued to develop the strategic nature of our customer relationships, as evidenced by service revenue growth of 18% to surpass $6.4 billion for fiscal 2008.

We added over 4,500 employees throughout fiscal 2008, bringing the Cisco "family" to just over 66,000. We continue to emphasize innovation and collaboration as part of our internal culture as we build a next-generation company. Our strategic investments contributed to net income growth of 10% on a year-over-year basis to reach $8.1 billion in fiscal 2008. Earnings per share on a fully diluted basis for fiscal 2008 were $1.31. Cash generated from operations was $12.1 billion.

We remain committed to our stock repurchase program, and we believe that this is an efficient way to return cash to shareholders. We repurchased 372 million shares of our common stock during fiscal 2008. Since the inception of the repurchase program in fiscal 2002 through the end of fiscal 2008, Cisco has repurchased approximately 2.6 billion shares.

One of Cisco's competitive advantages is our ability to quickly and effectively integrate acquisitions that enhance our product offering, which allows us to move quickly into market adjacencies. In fiscal 2008, we completed several acquisitions, including Cognio, Inc., a leader in wireless spectrum analysis and management for wireless networks; Latigent, LLC, a leading provider of web-based business intelligence and analytics reporting solutions focused on contact centers; Nuova Systems, Inc., a developer of next-generation products for the data center market; Securent, Inc., a leading provider of policy management software for enterprises; Navini Networks, Inc., a leader in the mobile WiMAX broadband wireless industry; and DiviTech, A/S, a leader in the digital-service management market.

The network, coupled with widespread broadband Internet access, has created a platform that eliminates time and distance as obstacles to working together toward common goals, such as an acquisition. This ability to collaborate across geographies and time zones has the power to transform business models forever.

Corporate Citizenship and Social Responsibility

One thing that is clear to us as members of the "human network" is the importance of environmental sustainability. Cisco's EcoBoard is made up of key senior leaders. This group is chartered with developing Cisco's green vision and strategy and with overseeing our environmental policies and practices.

We believe that we can affect the environment in a positive way through the use of technology. Our view is that everything connected to the network can be green. Cisco endeavors to build products that have optimized functionality, accessibility, and performance for the network, while reducing the amount of power consumed and, ultimately, our carbon footprint. We use internally developed metrics to measure our progress as we work closely with our suppliers to define and implement "green" goals and initiatives.

Another area of passion for Cisco is the power of the network to improve education. The coming together of the Internet and education has opened significant opportunities for current and future generations of students, companies, and countries. Technology provides greater access to educational opportunities through the Internet, enabling students to learn more with less. Workers have greater access to e-learning opportunities to enhance and increase their skills. And companies and schools can decrease costs by using technology for greater productivity.

The Cisco Networking Academy program has provided more than two and a half million students around the world with critical IT and networking skills, educating the architects of the networked economy of today and of tomorrow. And because education is a global initiative for our company, the Cisco Networking Academy forges alliances with socially responsible businesses, development agencies, and nonprofit organizations to deliver the services needed to help build the global IT workforce and promote socioeconomic development around the world.

CLOSING THOUGHTS

Building a Next-Generation Company

Using Cisco virtualization technology, businesses and service providers can scale their operations and extend the capabilities of their data centers to deliver innovative new experiences more quickly, more efficiently, and with fewer resources. Our collaboration and video products turn what was once a solitary user experience on a lone device into an experience that is shared, used, expanded, enhanced, rich, fulfilling—the list goes on and on—and it is being increasingly delivered on multiple devices.

Cisco will continue to innovate to capture market transitions and to better address the needs of our customers. In order to realize the opportunity ahead, we will transform our own business and change the way our company is structured. At Cisco, this is an organizational and cultural revolution, moving from a hierarchical command-and-control model to a collaborative leadership approach, governed by councils, boards, and working groups. We are pioneering this new and strategic approach, enabled by collaboration technologies, to accomplish our goals and fulfill our dreams.

We believe that we are at one of the greatest market transitions in recent history. Time will tell if we are right. As a company, our opportunity is to build a connected, global, human network enabling us to work collectively to address the social, economic, and political issues of our time. As leaders, it is our responsibility to lead by inclusion and collaboration, to encourage and reward these behaviors, and to welcome the innovations that will enable a world that is more connected than ever before. We are limited not by technology, but only by our own imaginations and willingness to embrace this exciting new era.

In closing, let me say that I am personally more excited and humbled than I have ever been during my tenure at Cisco. I am surrounded by a passionate team of over 66,000 employees who are helping our customers and partners recognize the potential of collaborative business models and network-enabled Web 2.0 technologies to enhance their businesses and their lives, all made possible by leading technologies running on intelligent networks. I believe that Cisco is a company that can be "best in the world and best for the world." I look forward to sharing this journey with you.

John T. Chambers

John T. Chambers
Chairman & CEO

Statement of Management's Responsibility

Cisco's management has always assumed full accountability for maintaining compliance with our established financial accounting policies and for reporting our results with objectivity and the highest degree of integrity. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant, and accurate. Management is responsible for the fair presentation of Cisco's Consolidated Financial Statements, prepared in accordance with generally accepted accounting principles (GAAP), and has full responsibility for their integrity and accuracy.

Management, with oversight by Cisco's Board of Directors, has established and maintains a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct. Management also has established an effective system of internal controls. Cisco's policies and practices reflect corporate governance initiatives that are compliant with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002.

We are committed to enhancing shareholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting, as well as our underlying system of internal controls, are maintained. Our culture demands integrity and we have the highest confidence in our processes, our internal controls and our people, who are objective in their responsibilities and who operate under the highest level of ethical standards.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Cisco. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of Cisco's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cisco's internal control over financial reporting was effective as of July 26, 2008. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Cisco's internal control over financial reporting and has issued a report on Cisco's internal control over financial reporting, which is included in their report on the following page.

John T. Chambers
Chairman and Chief Executive Officer
September 12, 2008

Frank A. Calderoni
Executive Vice President and Chief Financial Officer
September 12, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cisco Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows appearing on pages 47 to 50 present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 26, 2008 and July 28, 2007, and the results of their operations and their cash flows for each of the three years in the period ended July 26, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 26, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Jose, California
September 12, 2008

Selected Financial Data

Five Years Ended July 26, 2008 (in millions, except per-share amounts)

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes which appear on pages 47 to 82 of this Annual Report:

	July 26, 2008	July 28, 2007	July 29, 2006	July 30, 2005	July 31, 2004
Net sales	**$39,540**[(1)]	$34,922[(1)]	$28,484[(1)]	$24,801	$22,045
Net income	**$ 8,052**[(2)]	$ 7,333[(2)]	$ 5,580[(2)]	$ 5,741	$ 4,401[(3)]
Net income per share—basic	**$ 1.35**	$ 1.21	$ 0.91	$ 0.88	$ 0.64
Net income per share—diluted	**$ 1.31**	$ 1.17	$ 0.89	$ 0.87	$ 0.62
Shares used in per-share calculation—basic	**5,986**	6,055	6,158	6,487	6,840
Shares used in per-share calculation—diluted	**6,163**	6,265	6,272	6,612	7,057
Cash and cash equivalents and investments	**$26,235**	$22,266	$17,814	$16,055	$19,267
Total assets	**$58,734**	$53,340	$43,315	$33,883	$35,594
Long-term debt	**$ 6,393**	$ 6,408	$ 6,332	$ —	$ —

(1) Includes net sales from Scientific-Atlanta, Inc. ("Scientific-Atlanta") since its acquisition in February 2006.

(2) Net income for fiscal 2008, 2007, and 2006 included share-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), of $750 million, $617 million, and $836 million, net of tax, during the respective years. There was no employee share-based compensation expense under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prior to fiscal 2006 because the Company did not adopt the recognition provisions of SFAS 123. See Note 12 to the Consolidated Financial Statements.

(3) Net income for fiscal 2004 included a noncash charge for the cumulative effect of accounting change relating to share-based compensation expense of $567 million, net of tax, related to the adoption of the Financial Accounting Standards Board (FASB) Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)").

Forward-Looking Statements

The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "may," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, as well as on the inside back cover of this Annual Report to Shareholders and under "Part I, Item 1A. Risk Factors," and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Overview

We sell Internet Protocol (IP)-based networking and other products and services related to the communications and information technology industry. Our products and services are designed to address a wide range of customers' business needs, including improving productivity, reducing costs, and gaining a competitive advantage. Our corresponding technology focus is on delivering networking products and solutions that simplify and secure customers' infrastructures and offer integrated services. Our products and services help customers build their own network infrastructures that support tools and applications that allow them to communicate with key stakeholders, including customers, prospects, business partners, suppliers, and employees. At a high level, we group our product offerings into the following categories: our core technologies, routing and switching; advanced technologies; and other products. In addition to our product offerings, we provide a broad range of service offerings, including technical support services and advanced services. Our customer base spans virtually all types of public and private agencies and businesses and primarily consists of large enterprise companies, service providers, commercial customers, and consumers.

In fiscal 2008, we achieved record financial results. Our results for fiscal 2008 reflected increases in net sales, net income, and net income per diluted share from fiscal 2007, as we have continued to achieve balance in year-over-year revenue growth from our products and services, customer markets, and geographic theaters. We believe this balance is attributable in part to the successful implementation of our strategy. Net income and net income per diluted share increased by 10% and 12%, respectively, in fiscal 2008 compared with fiscal 2007.

Strategy and Focus Areas

We believe the growth we experienced in fiscal 2008 was attributable to the continued deployment by customers of our end-to-end architecture and the convergence of data, voice, video, and mobility into IP networks. In addition, our approach of achieving balance across products and services, customer markets and geographic theaters contributed to our growth and strong financial position. Video applications, including IP television (IPTV), Cisco TelePresence systems, unified communications, physical security and other video products, have the potential to accelerate the growth of bandwidth demand and to increase loads on networks, which may require upgrades to existing networks. We delivered several new products during the year, and we are pleased with the breadth and depth of our innovation across all aspects of our business and the impact that we believe this innovation will have on our long-term prospects.

From a geographic perspective, we are focusing on expanding our presence in the Emerging Markets theater, and we are making additional investments in emerging countries, China and India in particular. From a customer markets perspective, we are continuing to invest in the enterprise, service provider, commercial, and consumer markets.

The investments we have made and our architectural approach are based on the belief that collaboration and networked Web 2.0 technologies that enable user collaboration, including unified communications and Cisco TelePresence systems, and the increased use of the network as the platform for all forms of communications and information technology will create new market opportunities for us. As part of the second major phase of the Internet, we believe the industry is evolving as both personal and business process collaboration enabled by networked Web 2.0 technologies help to increase innovation and productivity. We will endeavor to lead this market transition both through product development and adoption in the external customer marketplace and through our own internal adoption and use.

As we have exited fiscal 2008, we continue to see uncertain market conditions, primarily in the United States. While it is difficult to predict, we believe it is possible that these uncertain market conditions we see in the United States may spread to our other geographies. In addition, we have seen a slowdown in capital expenditures by a few of our service provider customers and believe there may be potential for a broader slowdown in the global service provider market in the next few quarters. Should these conditions persist or spread or such capital expenditures decline, our operating results could be adversely affected. However, we believe that our strategy and our ability to innovate and execute may enable us to improve our relative competitive position in difficult business conditions, and may continue to provide us with long-term growth opportunities. As we have done in the past, we will attempt to use the current market uncertainty as an opportunity to expand our share of our customers' information technology spending and to continue moving into product adjacencies.

Revenue

Net sales increased by 13% in fiscal 2008 compared with fiscal 2007. Revenue increased compared with fiscal 2007 in each of our five geographic theaters and in each of our customer markets. During the second half of fiscal 2008, we experienced slower year-over-year growth in sales to the service provider market in the United States. Sales to the enterprise market in the United States were relatively flat in fiscal 2008 compared with fiscal 2007. Revenue for the Emerging Markets theater increased significantly during fiscal 2008 compared with fiscal 2007, due to higher shipments and recognition of previously deferred revenue. Revenue for the Asia Pacific theater increased in fiscal 2008 as our customers in this theater, particularly in China and India, continued to invest in communications and information technology. Revenue also increased in the European Markets and Japan theaters during fiscal 2008.

The increase in our revenue in fiscal 2008 also reflected balance across our products and services. The largest proportion of the increase in net product sales in fiscal 2008 was in sales of advanced technologies. Sales of our advanced technologies, which represented a larger proportion of our net product sales than routing, increased by 21% in fiscal 2008, due primarily to strength in sales of our unified communications and video systems products. The increase in our sales of advanced technologies reflects our balanced product portfolio and our efforts to constantly innovate and evolve into new markets and product adjacencies. In fiscal 2008, we also experienced strength in sales of our routing products, led by our high-end routers. The increase in switching revenue in fiscal 2008 was led by higher sales of our fixed-configuration switches.

We have focused on expanding our service model. In fiscal 2008, our net service revenue increased by approximately 18% compared with fiscal 2007. Our service and support strategy seeks to capitalize on increased globalization, and we believe this strategy, along with our architectural approach, has the potential to further differentiate us from competitors.

Operating Margin

In fiscal 2008, our gross margin percentage increased compared with fiscal 2007. The increase was driven by higher product gross margin, which was due to lower manufacturing costs and higher shipment volume, partially offset by higher sales discounts, rebates, and product pricing. Operating expenses in fiscal 2008 increased in both absolute dollars and as a percentage of revenue compared with fiscal 2007, primarily as a result of increased headcount-related expenses. The effects of unfavorable foreign currency exchange rates also increased operating expenses. Our headcount increased in fiscal 2008, reflecting investments in sales as well as research and development (R&D), investments in our service business, and the effect of acquisitions.

Other Financial Highlights

The following is a summary of our other financial highlights for fiscal 2008:

- Our backlog at the end of fiscal 2008 was $4.8 billion, compared with $3.9 billion at the end of fiscal 2007.
- Our deferred revenue at the end of fiscal 2008 was $8.9 billion, compared with $7.0 billion at the end of fiscal 2007.
- We generated cash flows from operations of $12.1 billion. Our cash and cash equivalents, together with our investments, were $26.2 billion at the end of fiscal 2008, compared with $22.3 billion at the end of fiscal 2007.
- We repurchased 372 million shares of our common stock for $10.4 billion during fiscal 2008.
- Days sales outstanding in accounts receivable (DSO) at the end of fiscal 2008 was 34 days, compared with 38 days at the end of fiscal 2007.
- Our inventory balance was $1.2 billion at the end of fiscal 2008, compared with $1.3 billion at the end of fiscal 2007. Annualized inventory turns were 11.8 in the fourth quarter of fiscal 2008, compared with 10.3 in the fourth quarter of fiscal 2007. Our purchase commitments with contract manufacturers and suppliers were $2.7 billion at the end of fiscal 2008, compared with $2.6 billion at the end of fiscal 2007.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

Our products are generally integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements related to the equipment through our maintenance contracts for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For sales of products where software is incidental to the equipment, or in hosting arrangements, we apply the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition," and all related interpretations. Revenue is recognized when all of the following criteria have been met:

- *When persuasive evidence of an arrangement exists.* Contracts, Internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement.
- *Delivery has occurred.* Shipping documents and customer acceptance, when applicable, are used to verify delivery.
- *The fee is fixed or determinable.* We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.
- *Collectibility is reasonably assured.* We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is affected by our judgment as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

Revenue deferrals relate to the timing of revenue recognition for specific transactions based on financing arrangements, service, support, and other factors. Financing arrangements may include sales-type, direct-financing, and operating leases, loans, and guarantees of third-party financing. Our total deferred revenue for products was $2.7 billion and $2.2 billion as of July 26, 2008 and July 28, 2007, respectively. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services revenue is recognized upon delivery or completion of performance. Our total deferred revenue for services was $6.1 billion and $4.8 billion as of July 26, 2008 and July 28, 2007, respectively.

We make sales to distributors and retail partners and recognize revenue based on a sell-through method using information provided by them. Our distributors and retail partners participate in various cooperative marketing and other programs, and we maintain estimated accruals and allowances for these programs. If actual credits received by our distributors and retail partners under these programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

Allowance for Doubtful Accounts and Sales Returns

Our accounts receivable balance, net of allowance for doubtful accounts, was $3.8 billion and $4.0 billion as of July 26, 2008 and July 28, 2007, respectively. The allowance for doubtful accounts was $177 million, or 4.4% of the gross accounts receivable balance, as of July 26, 2008, and $166 million, or 4.0% of the gross accounts receivable balance, as of July 28, 2007. The allowance is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay.

Our provision for doubtful accounts was $34 million, $6 million, and $24 million for fiscal 2008, 2007, and 2006, respectively. If a major customer's creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our revenue.

A reserve for future sales returns is established based on historical trends in product return rates. The reserve for future sales returns as of July 26, 2008 and July 28, 2007 was $103 million and $74 million, respectively, and was recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Inventory Valuation and Liability for Purchase Commitments with Contract Manufacturers and Suppliers

Our inventory balance was $1.2 billion and $1.3 billion as of July 26, 2008 and July 28, 2007, respectively. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market based upon assumptions about future demand and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

In addition, we record a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of July 26, 2008, the liability for these purchase commitments was $184 million, compared with $168 million as of July 28, 2007, and was included in other current liabilities.

Our provision for inventory was $102 million, $214 million, and $162 million for fiscal 2008, 2007, and 2006, respectively. The provision for the liability related to purchase commitments with contract manufacturers and suppliers was $97 million, $34 million, and $61 million in fiscal 2008, 2007, and 2006, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs and our liability for purchase commitments with contract manufacturers and suppliers and gross margin could be adversely affected. Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence.

Warranty Costs

The liability for product warranties, included in other current liabilities, was $399 million as of July 26, 2008, compared with $340 million as of July 28, 2007. See Note 10 to the Consolidated Financial Statements. Our products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

The provision for product warranties issued during fiscal 2008, 2007, and 2006 was $511 million, $510 million, and $444 million, respectively. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross margin could be adversely affected.

Share-Based Compensation Expense

Share-based compensation expense recognized under SFAS 123(R) was as follows (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Employee share-based compensation expense	$ 1,025	$ 931	$ 1,050
Share-based compensation expense related to acquisitions and investments	87	34	87
Total	$ 1,112	$ 965	$ 1,137

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the award, and actual and projected employee stock option exercise behaviors. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, kurtosis, and skewness.

The weighted-average assumptions, using the lattice-binomial model and the weighted-average estimated grant date fair values of employee stock options granted during the respective years are summarized as follows:

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Weighted-average assumptions:			
Expected volatility	**31.0%**	26.0%	23.7%
Risk-free interest rate	**4.3%**	4.6%	4.3%
Expected dividend	**0.0%**	0.0%	0.0%
Kurtosis	**4.6**	4.5	4.3
Skewness	**(0.80)**	(0.79)	(0.62)
Weighted-average estimated grant date fair value (per option share)	**$ 9.60**	$ 7.11	$ 5.15

The weighted-average assumptions were determined as follows:

- We used the implied volatility for two-year traded options on our stock as the expected volatility assumption required in the lattice-binomial model consistent with SFAS 123(R) and Staff Accounting Bulletin No. 107 ("SAB 107"). The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and also upon our assessment that implied volatility is more representative of future stock price trends than historical volatility.
- The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options.
- The dividend yield assumption is based on the history and expectation of dividend payouts.
- The estimated kurtosis and skewness are technical measures of the distribution of stock price returns, which affect expected employee exercise behaviors, and are based on our stock price return history as well as consideration of various academic analyses.

Because share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for forfeitures. If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current year.

Investment Impairments

Our fixed income and publicly traded equity securities, collectively, are reflected in the Consolidated Balance Sheets at a fair value of $21.0 billion as of July 26, 2008, compared with $18.5 billion as of July 28, 2007. See Note 7 to the Consolidated Financial Statements. We recognize an impairment charge when the declines in the fair values of our fixed income or publicly traded equity securities below their cost basis are judged to be other-than-temporary. The ultimate value realized on these securities, to the extent unhedged, is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. There were no impairment charges on investments in fixed income or publicly held companies during fiscal 2008, 2007, or 2006.

We also have investments in privately held companies, some of which are in the startup or development stages. As of July 26, 2008, our investments in privately held companies were $706 million, compared with $643 million as of July 28, 2007, and were included in other assets. See Note 5 to the Consolidated Financial Statements. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine that an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were not material during fiscal 2008, 2007, or 2006.

Goodwill Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit. The goodwill recorded in the Consolidated Balance Sheets as of July 26, 2008 and July 28, 2007 was $12.4 billion and $12.1 billion, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. There was no impairment of goodwill in fiscal 2008, 2007, or 2006.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective tax rates differ from the statutory rate primarily due to the tax impact of state taxes, foreign operations, R&D tax credits, tax audit settlements, nondeductible compensation, and international realignments. Our effective tax rate was 21.5%, 22.5%, and 26.9% in fiscal 2008, 2007, and 2006, respectively.

Effective at the beginning of the first quarter of 2008, we adopted Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" ("SFAS 109"). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As a result of the implementation of FIN 48, we reduced the liability for net unrecognized tax benefits by $451 million and accounted for the reduction as a cumulative effect of a change in accounting principle that resulted in an increase to retained earnings of $202 million and an increase to additional paid-in capital of $249 million. See Note 13 to the Consolidated Financial Statements for additional information.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding effect to the provision for income taxes in the period in which such determination is made.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit laws; by transfer pricing adjustments including the post-acquisition integration of purchased intangible assets from certain acquisitions into our intercompany R&D cost sharing arrangement; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; or by changes in tax laws, regulations, or accounting principles, including accounting for uncertain tax positions or interpretations thereof. Significant judgment is required to determine the recognition and measurement attribute prescribed in FIN 48. In addition, FIN 48 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely affect our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely affect our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse impact on our operating results and financial condition.

Loss Contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected.

Financial Data for Fiscal 2008, 2007, and 2006

Net Sales

The following table presents the breakdown of net sales between product and service revenue (in millions, except percentages):

Years Ended	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent
Net sales:								
Product	$33,099	$29,462	$3,637	12.3%	$29,462	$23,917	$5,545	23.2%
Percentage of net sales	*83.7%*	*84.4%*			*84.4%*	*84.0%*		
Service	6,441	5,460	981	18.0%	5,460	4,567	893	19.6%
Percentage of net sales	*16.3%*	*15.6%*			*15.6%*	*16.0%*		
Total	$39,540	$34,922	$4,618	13.2%	$34,922	$28,484	$6,438	22.6%

During the first quarter of fiscal 2008, we enhanced our methodology for attributing certain revenue transactions, including revenue deferrals, and the associated cost of sales for each, to the respective geographic theater. As a result, we have reclassified fiscal 2007 and 2006 net sales by theater, net product sales by theater, and gross margin by theater to conform to the current year's presentation.

Net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

Years Ended	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent
Net sales:								
United States and Canada	$21,314	$19,380	$1,934	10.0%	$19,380	$15,623	$3,757	24.0%
Percentage of net sales	*53.9%*	*55.5%*			*55.5%*	*54.9%*		
European Markets	8,103	7,371	732	9.9%	7,371	6,145	1,226	20.0%
Percentage of net sales	*20.5%*	*21.1%*			*21.1%*	*21.6%*		
Emerging Markets	4,510	3,221	1,289	40.0%	3,221	2,460	761	30.9%
Percentage of net sales	*11.4%*	*9.2%*			*9.2%*	*8.6%*		
Asia Pacific	4,254	3,632	622	17.1%	3,632	2,935	697	23.7%
Percentage of net sales	*10.8%*	*10.4%*			*10.4%*	*10.3%*		
Japan	1,359	1,318	41	3.1%	1,318	1,321	(3)	(0.2)%
Percentage of net sales	*3.4%*	*3.8%*			*3.8%*	*4.6%*		
Total	$39,540	$34,922	$4,618	13.2%	$34,922	$28,484	$6,438	22.6%

Net Product Sales

The following table presents the breakdown of net product sales by theater (in millions, except percentages):

Years Ended	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent
Net product sales:								
United States and Canada	$16,965	$15,579	$1,386	8.9%	$15,579	$12,439	$3,140	25.2%
Percentage of net product sales	*51.2%*	*52.9%*			*52.9%*	*52.0%*		
European Markets	7,072	6,542	530	8.1%	6,542	5,405	1,137	21.0%
Percentage of net product sales	*21.4%*	*22.2%*			*22.2%*	*22.6%*		
Emerging Markets	4,083	2,925	1,158	39.6%	2,925	2,280	645	28.3%
Percentage of net product sales	*12.3%*	*9.9%*			*9.9%*	*9.5%*		
Asia Pacific	3,803	3,250	553	17.0%	3,250	2,632	618	23.5%
Percentage of net product sales	*11.5%*	*11.0%*			*11.0%*	*11.0%*		
Japan	1,176	1,166	10	0.9%	1,166	1,161	5	0.4%
Percentage of net product sales	*3.6%*	*4.0%*			*4.0%*	*4.9%*		
Total	$33,099	$29,462	$3,637	12.3%	$29,462	$23,917	$5,545	23.2%

The following table presents net sales for groups of similar products (in millions, except percentages):

Years Ended	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent
Net product sales:								
Routers	**$ 7,909**	$ 6,920	$ 989	14.3%	$ 6,920	$ 6,005	$ 915	15.2%
Percentage of net product sales	***23.9%***	*23.5%*			*23.5%*	*25.1%*		
Switches	**13,319**	12,473	846	6.8%	12,473	10,833	1,640	15.1%
Percentage of net product sales	***40.2%***	*42.3%*			*42.3%*	*45.3%*		
Advanced technologies	**9,736**	8,075	1,661	20.6%	8,075	5,609	2,466	44.0%
Percentage of net product sales	***29.4%***	*27.4%*			*27.4%*	*23.5%*		
Other	**2,135**	1,994	141	7.1%	1,994	1,470	524	35.6%
Percentage of net product sales	***6.5%***	*6.8%*			*6.8%*	*6.1%*		
Total	**$33,099**	$29,462	$ 3,637	12.3%	$29,462	$23,917	$5,545	23.2%

Gross Margin

The following table presents the gross margin for products and services (in millions, except percentages):

	AMOUNT			PERCENTAGE		
Years Ended	July 26, 2008	July 28, 2007	July 29, 2006	July 26, 2008	July 28, 2007	July 29, 2006
Gross margin:						
Product	**$21,468**	$ 18,914	$ 15,803	**64.9%**	64.2%	66.1%
Service	**4,016**	3,422	2,944	**62.4%**	62.7%	64.5%
Total	**$25,484**	$22,336	$ 18,747	**64.5%**	64.0%	65.8%

The following table presents the gross margin for each theater (in millions, except percentages):

	AMOUNT			PERCENTAGE		
Years Ended	July 26, 2008	July 28, 2007	July 29, 2006	July 26, 2008	July 28, 2007	July 29, 2006
Gross margin:						
United States and Canada	**$14,012**	$ 12,524	$ 10,385	**65.7%**	64.6%	66.5%
European Markets	**5,340**	4,826	4,116	**65.9%**	65.5%	67.0%
Emerging Markets	**2,785**	2,022	1,648	**61.8%**	62.8%	67.0%
Asia Pacific	**2,767**	2,346	1,912	**65.0%**	64.6%	65.1%
Japan	**961**	917	934	**70.7%**	69.6%	70.7%
Theater total	**25,865**	22,635	18,995	**65.4%**	64.8%	66.7%
Unallocated corporate items[1]	**(381)**	(299)	(248)			
Total	**$25,484**	$22,336	$ 18,747	**64.5%**	64.0%	65.8%

(1) The unallocated corporate items primarily include the effects of amortization of acquisition-related intangible assets and employee share-based compensation expense. We do not allocate these items to the gross margin for each theater because management does not include the information in measuring the performance of the operating segments.

Research and Development, Sales and Marketing, and General and Administrative Expenses

Research and development (R&D), sales and marketing, and general and administrative (G&A) expenses are summarized in the following table (in millions, except percentages):

Years Ended	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent
Research and development	$ 5,153	$ 4,499	$ 654	14.5%	$ 4,499	$ 4,067	$ 432	10.6%
Percentage of net sales	*13.0%*	*12.9%*			*12.9%*	*14.3%*		
Sales and marketing	8,380	7,215	1,165	16.1%	7,215	6,031	1,184	19.6%
Percentage of net sales	*21.2%*	*20.7%*			*20.7%*	*21.2%*		
General and administrative	2,007	1,513	494	32.7%	1,513	1,169	344	29.4%
Percentage of net sales	*5.1%*	*4.3%*			*4.3%*	*4.1%*		
Total	$15,540	$ 13,227	$2,313	17.5%	$ 13,227	$ 11,267	$ 1,960	17.4%
Percentage of net sales	*39.3%*	*37.9%*			*37.9%*	*39.6%*		

Interest and Other Income (Loss), Net

The following table presents the breakdown of interest and other income (loss), net (in millions):

Years Ended	July 26, 2008	July 28, 2007	Variance in Dollars	July 28, 2007	July 29, 2006	Variance in Dollars
Interest income, net	$ 824	$715	$ 109	$ 715	$ 607	$ 108
Other income (loss), net	(11)	125	(136)	125	30	95
Total	$ 813	$840	$ (27)	$ 840	$ 637	$203

Discussion of Fiscal 2008 and 2007

The following discussion of fiscal 2008 compared with fiscal 2007 should be read in conjunction with the section of this report entitled "Financial Data for Fiscal 2008, 2007, and 2006."

Net Sales

Net sales increased by 13% in fiscal 2008 compared with fiscal 2007. Revenue increased in each of our five geographic theaters and in each of our customer markets in fiscal 2008 compared with fiscal 2007, as we benefited from increased information technology-related capital spending in our markets. Our sales also benefited from our entry into new markets and the development of adjacent product offerings.

Net sales by theater in a particular period may be significantly impacted by several factors related to revenue recognition, including the complexity of transactions such as multiple element arrangements; the mix of financings provided to our channel partners and customers; and final acceptance of the product, system, or solution, among other factors. In addition, certain customers tend to make large and sporadic purchases and the net sales related to these transactions may also be affected by the timing of revenue recognition.

Net Product Sales by Theater

United States and Canada Net product sales in the United States and Canada theater increased during fiscal 2008 compared with fiscal 2007; however, during the second half of fiscal 2008, we experienced slower growth in net product sales in this theater due to unfavorable economic and market conditions and the associated impact on information technology spending. In particular, during the second half of fiscal 2008, we experienced slower year-over-year growth in sales in the service provider market in the United States due to lower spending by a few large customers, after having experienced higher year-over-year growth during the first six months of fiscal 2008. In the enterprise market, our product sales were relatively flat in fiscal 2008 compared with fiscal 2007 despite increased sales to the U.S. federal government. In the commercial market, we experienced an increase in net product sales in fiscal 2008 compared with fiscal 2007, due in part to the contribution of sales from WebEx Communications, Inc. ("WebEx"), which we acquired during the fourth quarter of fiscal 2007.

European Markets The increase in net product sales in the European Markets theater in fiscal 2008 compared with fiscal 2007 was attributable to growth across our customer markets, with particular strength in the commercial market. In fiscal 2008, we experienced strong revenue growth in Germany and the United Kingdom, although we experienced slower year-over-year growth in sales in the European Markets overall compared with fiscal 2007.

Emerging Markets In fiscal 2008, net product sales in the Emerging Markets theater increased compared with fiscal 2007 due to increased shipments and recognition of previously deferred revenue. We experienced continued network deployments across our customer markets in this theater, with particular strength in Brazil and Russia. Certain of our customers in the Emerging Markets theater tend to make large and sporadic purchases, and the net sales related to these transactions may also be affected by the timing of revenue recognition. Further, some customers may continue to require greater levels of financing arrangements, service, and support in future periods, which may also impact the timing of recognition of the revenue for this theater. As a result of these and other factors, the growth rate in net product sales for this theater in fiscal 2008 is not likely to continue consistently throughout future periods. Net product sales may fluctuate from period to period and such changes may or may not be indicative of a trend in future net product sales for this theater.

Asia Pacific The increase in net product sales in the Asia Pacific theater in fiscal 2008 compared with fiscal 2007 was primarily attributable to the balanced growth in the enterprise, service provider, and commercial markets. In particular, China and India experienced strong growth in fiscal 2008.

Japan Net product sales in the Japan theater increased in fiscal 2008 compared with fiscal 2007 primarily due to service providers building out next-generation networks.

Net Product Sales by Groups of Similar Products

Routers The increase in net product sales related to routers in fiscal 2008 compared with fiscal 2007 was primarily due to higher sales of our high-end routers, with strength in our Cisco CRS-1 Carrier Routing System and Cisco 7600 Series Routers. Sales of our high-end routers, which represent a larger proportion of our total router sales than sales of our midrange and low-end routers, increased by approximately $925 million in fiscal 2008 compared with fiscal 2007. Our high-end router sales are primarily to service providers, which tend to make large and sporadic purchases. We believe that the increase in high-end router sales is attributable to service providers scaling their network capacity to accommodate actual and projected increases in data, voice, video traffic and implementation of next-generation networks to provide customized solutions. In fiscal 2008, our sales of our integrated services routers, which we include in the category of midrange and low-end routers, also increased and contributed to growth in sales of our advanced technologies products, such as our security, unified communications, and wireless offerings.

Switches The increase in net product sales related to switches in fiscal 2008 was primarily due to higher sales of local-area network (LAN) fixed-configuration switches, which increased in fiscal 2008 by approximately $815 million compared with fiscal 2007, with the increase driven primarily by higher sales of the Cisco Catalyst 2960, 3560, and 3750 Series Switches. The increase in sales of LAN fixed-configuration switches was a result of the continued adoption by our customers of new technologies throughout their networks from the data center to the wiring closet, including Gigabit Ethernet, 10 Gigabit Ethernet, and Power over Ethernet. Additionally, growth in advanced technologies, such as unified communications and wireless LANs, created demand for LAN fixed-configuration infrastructure as additional endpoints are added to the network. Net product sales related to our modular switches were relatively flat in fiscal 2008 compared with fiscal 2007.

Advanced Technologies The increase in net product sales related to advanced technologies in fiscal 2008 compared with fiscal 2007 was primarily due to the following:

- Sales of unified communications increased by approximately $825 million, due to the contribution of sales from WebEx, which we acquired during the fourth quarter of fiscal 2007, and due to sales of IP phones and associated messaging, conferencing and contact center software as our customers continued to transition from an analog-based to an IP-based infrastructure.
- Sales of video systems, which include solutions and systems designed to enable video-specific delivery systems for service providers, increased by approximately $355 million. The increase was attributable to several factors, including an increase in the demand for high-definition (HD) and IP set-top boxes, network upgrades, and international growth. Our sales of video systems grew at a slower year-over-year rate in fiscal 2008 compared with the year-over-year rate in fiscal 2007, as our sales of video systems products in fiscal 2007 benefited from the U.S. Federal Communications Commission (FCC) requirements effective July 1, 2007, which required separable security for set-top boxes sold in the United States.

- Sales of security products increased by approximately $180 million, primarily due to revenue from IronPort Systems, Inc., which we acquired during the fourth quarter of fiscal 2007; revenue from module and line card sales related to our routers and LAN switches as customers continued to emphasize network security; and revenue from sales of our next-generation adaptive security appliance products, which integrate multiple technologies, including virtual private network (VPN), firewall, and intrusion prevention services, on one platform.
- Sales of application networking services increased by approximately $125 million. The increase was primarily due to higher demand from customers for wide-area network (WAN) optimization solutions.
- Sales of wireless LAN, home networking, and storage area networking products increased by approximately $75 million, $55 million, and $50 million, respectively.

Other Product Revenue The increase in other product revenue in fiscal 2008 compared with fiscal 2007 was primarily due to an increase in sales of cable products, Cisco TelePresence systems, and other emerging technology products.

Net Service Revenue

The increase in net service revenue in fiscal 2008 compared with fiscal 2007 was primarily due to increased technical support service contract initiations and renewals associated with higher product sales, which have resulted in a larger installed base of equipment being serviced, and increased revenue from advanced services, which relates to consulting support services for specific networking needs. The increase in advanced services revenue in fiscal 2008, compared with fiscal 2007, was attributable primarily to our revenue growth in the Emerging Markets theater, advanced technologies products, and our service provider market.

Gross Margin

Gross margin percentage increased during fiscal 2008 compared with fiscal 2007 primarily due to the factors described under "Product Gross Margin" below, partially offset by the slight decrease in service gross margin percentage described below. The gross margin for each theater is derived from information from our internal management system. The gross margin percentage for a particular theater may fluctuate and period-to-period changes in such percentages may or may not be indicative of a trend for that theater.

Product Gross Margin

The increase in product gross margin percentage during fiscal 2008 compared with fiscal 2007 was due to the following factors:

- Lower overall manufacturing costs related to lower component costs and value engineering, partially offset by other manufacturing-related costs, increased product gross margin percentage by 2.1%. Value engineering is the process by which production costs are reduced through component redesign, board configuration, test processes, and transformation processes.
- Higher shipment volume, net of certain variable costs, increased product gross margin percentage by 0.5%.
- Sales discounts, rebates, and product pricing decreased product gross margin percentage by 1.7%.
- Changes in the mix of products sold decreased product gross margin percentage by 0.1%.
- Net effects of amortization of purchased intangible assets and share-based compensation expense decreased product gross margin percentage by 0.1%.

Service Gross Margin

Our service gross margin percentage decreased slightly in fiscal 2008 compared with fiscal 2007 due primarily to advanced services constituting a higher proportion of total service revenue in fiscal 2008. Our service gross margin from technical support services is higher than the service gross margin from our advanced services, and our revenue from advanced services may continue to increase to a higher proportion of total service revenue due to our continued focus on providing comprehensive support to our customers' networking devices, applications, and infrastructures. Additionally, we have continued to invest in building out our technical support and advanced services capabilities in the Emerging Markets theater.

Factors That May Impact Net Sales and Gross Margin

Net product sales may continue to be affected by factors including the challenges that are currently affecting economic conditions in the United States; changes in the geopolitical environment and global economic conditions; competition, including price-focused competitors from Asia, especially from China; new product introductions; sales cycles and product implementation cycles; changes in the mix of our customers between service provider and enterprise markets; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. Sales to the service provider market have been characterized by large and sporadic purchases, especially relating to our router sales and sales of certain advanced technologies. In addition, service provider customers typically have longer implementation cycles, require a broader range of services, including network design services, and often have acceptance provisions that can lead to a delay in revenue recognition. Certain of our customers in the Emerging Markets theater also tend to make large and sporadic purchases and the net sales related to these transactions may similarly be affected by the timing of revenue recognition. As we focus on new market opportunities, customers may require greater levels of financing arrangements, service, and support, especially in the Emerging Markets theater, which may result in a delay in the timing of revenue recognition. To improve customer satisfaction, we continue to focus on managing our manufacturing lead-time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results.

Net product sales may also be adversely affected by fluctuations in demand for our products, especially with respect to Internet businesses and telecommunications service providers, whether or not driven by any slowdown in capital expenditures in the service provider market, price and product competition in the communications and information technology industry, introduction and market acceptance of new technologies and products, adoption of new networking standards, and financial difficulties experienced by our customers. We may, from time to time, experience manufacturing issues that create a delay in our suppliers' ability to provide specific components, resulting in delayed shipments. To the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods when we and our suppliers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters are not remediated within the same quarter. For additional factors that may impact net product sales, see "Part I, Item 1A. Risk Factors" in our Annual Report on Form 10-K. Our distributors and retail partners participate in various cooperative marketing and other programs. In addition, increasing sales to our distributors and retail partners generally results in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue for sales to our distributors and retail partners based on a sell-through method using information provided by them, and we maintain estimated accruals and allowances for all cooperative marketing and other programs.

Product gross margin may be adversely affected in the future by changes in the mix of products sold, including further periods of increased growth of some of our lower-margin products; introduction of new products, including products with price-performance advantages; our ability to reduce production costs; entry into new markets, including markets with different pricing structures and cost structures, as a result of internal development or through acquisitions; changes in distribution channels; price competition, including competitors from Asia, especially from China; changes in geographic mix of our product sales; the timing of revenue recognition and revenue deferrals; sales discounts; increases in material or labor costs; excess inventory and obsolescence charges; warranty costs; changes in shipment volume; loss of cost savings due to changes in component pricing; effects of value engineering; inventory holding charges; and the extent to which we successfully execute on our strategy and operating plans. Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced services, the timing of technical support service contract initiations and renewals, and the timing of our strategic investments in headcount and resources to support this business.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D Expenses R&D expenses increased in fiscal 2008 compared with fiscal 2007 primarily due to higher headcount-related expenses and compensation expense related to our purchase of the minority interest in Nuova Systems, Inc. ("Nuova Systems"). See Note 3 to the Consolidated Financial Statements. The higher headcount-related expenses reflect our continued investment in R&D efforts for routers, switches, advanced technologies, and other product technologies. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred.

Sales and Marketing Expenses Sales and marketing expenses in fiscal 2008 increased compared with fiscal 2007 primarily due to an increase in sales expenses of approximately $935 million. Sales expenses increased primarily due to an increase in headcount-related expenses including the addition of sales expenses related to WebEx, which we acquired in the fourth quarter of fiscal 2007. Foreign currency fluctuations, net of hedging, increased total sales and marketing expenses by approximately $250 million during fiscal 2008 compared with fiscal 2007.

G&A Expenses G&A expenses for fiscal 2008 increased, compared with fiscal 2007, primarily due to increased headcount-related expenses and increased information technology-related spending.

Effect of Foreign Currency Foreign currency fluctuations, net of hedging, increased total R&D, sales and marketing, and G&A expenses by $332 million, or approximately 2.5%, in fiscal 2008 compared with fiscal 2007.

Headcount

Our headcount increased by 4,594 employees in fiscal 2008, reflecting the effects of our investments in sales and R&D described above as well as increased investments in our service business and acquisitions. We expect our headcount to increase as we continue to invest in our business. If we do not achieve the benefits anticipated from these investments, our operating results may be adversely affected.

Share-Based Compensation Expense

Employee share-based compensation expense under SFAS 123(R) was as follows (in millions):

Years Ended	July 26, 2008	July 28, 2007
Cost of sales—product	$ 40	$ 39
Cost of sales—service	108	104
Employee share-based compensation expense in cost of sales	148	143
Research and development	295	289
Sales and marketing	434	392
General and administrative	148	107
Employee share-based compensation expense in operating expenses	877	788
Total employee share-based compensation expense(1)	$ 1,025	$ 931

(1) Share-based compensation expense related to acquisitions and investments of $87 million and $34 million for fiscal 2008 and 2007, respectively, is disclosed in Note 3 to the Consolidated Financial Statements and is not included in the above table.

Share-based compensation expense included compensation expense for share-based payment awards granted prior to, but not yet vested, as of July 30, 2005 based on the grant date fair value using the Black-Scholes model, and compensation expense for share-based payment awards granted subsequent to July 30, 2005 based on the grant date fair value using the lattice-binomial model. In conjunction with the adoption of SFAS 123(R), we changed our method of attributing the value of share-based compensation to expense from the accelerated multiple-option approach to the straight-line single-option method. Compensation expense for all share-based payment awards granted on or prior to July 30, 2005 is recognized using the accelerated multiple-option approach, whereas compensation expense for all share-based payment awards granted subsequent to July 30, 2005 is recognized using the straight-line single-option method. Employee share-based compensation expense for fiscal 2008 increased compared with fiscal 2007 primarily due to the higher average per share option values during fiscal 2008 compared with fiscal 2007.

Amortization of Purchased Intangible Assets and In-Process Research and Development

The following table presents the amortization of purchased intangible assets and in-process R&D (in millions):

Years Ended	July 26, 2008	July 28, 2007
Amortization of purchased intangible assets included in operating expenses	$ 499	$ 407
In-process research and development	3	81
Total	$ 502	$ 488

The increase in the amortization of purchased intangible assets included in operating expenses for fiscal 2008 compared with fiscal 2007 was primarily due to the additional amortization of purchased intangible assets related to acquisitions completed near the end of fiscal 2007. For additional information regarding purchased intangibles, see Note 4 to the Consolidated Financial Statements.

Our methodology for allocating the purchase price, relating to purchase acquisitions, to in-process R&D is determined through established valuation techniques. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2008 and the in-process R&D amounts recorded for these acquisitions. In-process R&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

Interest Income, Net

The components of interest income, net, are as follows (in millions):

Years Ended	July 26, 2008	July 28, 2007
Interest income	$ 1,143	$ 1,092
Interest expense	(319)	(377)
Total	$ 824	$ 715

The increase in interest income in fiscal 2008 was primarily due to higher average total cash and cash equivalents and fixed income security balances in fiscal 2008 compared with fiscal 2007, partially offset by lower interest rates. The decrease in interest expense in fiscal 2008 compared with fiscal 2007 was due to lower interest rates. Interest expense includes the effect of $6.0 billion of interest rate swaps that we had entered into in connection with the issuance of our fixed-rate notes due in 2011 and 2016, prior to the termination of these interest rate swaps in the third quarter of fiscal 2008, and also includes, for the period following such termination, the amortization of the hedge accounting adjustment of the carrying amount of the fixed-rate debt.

Other Income (Loss), Net

The components of other income (loss), net, are as follows (in millions):

Years Ended	July 26, 2008	July 28, 2007
Net gains on investments in fixed income and publicly traded equity securities	$ 109	$ 250
Net gains (losses) on investments in privately held companies	6	(18)
Impairment charges on investments in privately held companies	(12)	(22)
Net gains and impairment charges on investments	103	210
Other	(114)	(85)
Total	$ (11)	$ 125

Our net gains on investments recognized in other income (loss), net, decreased in fiscal 2008 compared with fiscal 2007 primarily as a result of market conditions. See Note 7 to the Consolidated Financial Statements for the unrealized gains and losses on investments. The other expenses for fiscal 2008 consisted primarily of foreign exchange activities and contributions to charitable organizations.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 21.5% for fiscal 2008, compared with an effective tax rate of 22.5% for fiscal 2007. The 1.0% decrease in the effective tax rate for fiscal 2008, compared with fiscal 2007, was primarily attributable to a net tax settlement of $162 million and the tax impact of foreign operations partially offset by the expiration of the U.S. federal R&D tax credit and by the tax costs related to the intercompany realignment of certain of our foreign entities.

On July 29, 2007, we adopted FIN 48, which was a change in accounting for income taxes. FIN 48 required a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. See Note 13 to the Consolidated Financial Statements for additional information on our provision for income taxes, including the effects of the adoption of FIN 48 on our Consolidated Financial Statements.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for income taxes, see Note 13 to the Consolidated Financial Statements.

Discussion of Fiscal 2007 and 2006

The following discussion of fiscal 2007 compared with fiscal 2006 should be read in conjunction with the section of this report entitled "Financial Data for Fiscal 2008, 2007, and 2006."

Net Sales

The increase in net product sales primarily occurred across our four largest geographic theaters as we experienced increased information technology-related capital spending by our customers in our service provider, enterprise, and commercial markets. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales, which have resulted in a larger installed base of equipment being serviced. The United States and Canada and Emerging Markets theaters contributed approximately 70% of the total increase to net sales. The largest proportion of the increase in net product sales was related to higher sales of advanced technologies, which contributed approximately 44% of the total increase, and higher sales of switches, which contributed approximately 30% of the total increase.

On February 24, 2006, we completed the acquisition of Scientific-Atlanta, Inc. ("Scientific-Atlanta"), a provider of set-top boxes, end-to-end video distribution networks, and video integration systems. Scientific-Atlanta's net sales reflect the contribution of Scientific-Atlanta for the full fiscal 2007, compared with net sales for fiscal 2006 which only included net sales subsequent to the February 2006 acquisition date, as summarized in the following table (in millions):

Years Ended	July 28, 2007	July 29, 2006
Scientific-Atlanta:		
United States and Canada	$2,035	$756
European Markets	353	90
Emerging Markets	168	65
Asia Pacific	71	25
Japan	9	3
Total product sales	2,636	939
Service	130	50
Total	$2,766	$989

Net Product Sales by Theater

United States and Canada The increase in net product sales in the United States and Canada theater during fiscal 2007 compared with fiscal 2006 was due to an increase in net product sales in the service provider market, growth in the commercial and enterprise markets, and the additional contribution of Scientific-Atlanta. In the service provider market, we experienced balanced growth across our wireline, wireless, and cable operations. In the commercial market, we experienced growth across all of the U.S. regional operations. During fiscal 2007, the growth rate for the enterprise market fluctuated throughout the year and was slower overall than the service provider and commercial markets, but experienced strong growth during the fourth quarter of fiscal 2007 with good balance across all geographic areas. Sales to the U.S. federal government also increased compared with fiscal 2006.

European Markets The increase in net product sales in the European Markets theater during fiscal 2007 compared with fiscal 2006 was due to balanced growth in net product sales across all of our customer markets and most of our geographic areas, led by the enterprise and commercial markets. During fiscal 2007, net product sales in the United Kingdom, Germany, and France increased from fiscal 2006.

Emerging Markets The increase in net product sales in the Emerging Markets theater represented the largest percentage increase of any theater in fiscal 2007 compared with fiscal 2006. The increase was primarily as a result of continued network deployment by service providers and growth in the enterprise and commercial markets as customers continue to adopt our architectural platform, led by strength in the Middle East and Africa, Russia and the Commonwealth of Independent States (CIS), and Eastern Europe.

Asia Pacific The increase in net product sales in the Asia Pacific theater during fiscal 2007 was attributable to growth in the enterprise, commercial, and service provider markets, with China, India, and Australia experiencing strong growth during fiscal 2007.

Japan Net product sales in the Japan theater, which represented approximately 4% of net product sales, increased slightly in fiscal 2007 compared with fiscal 2006.

Net Product Sales by Groups of Similar Products

Routers The increase in net product sales related to routers in fiscal 2007 compared with fiscal 2006 was primarily due to higher sales of our high-end routers, with strength in our Cisco CRS-1 Carrier Routing System, Cisco 7600 Series, and Cisco 12000 Series products. Sales of our high-end routers increased by approximately $855 million in fiscal 2007 compared with fiscal 2006. During fiscal 2007, our sales of our integrated services routers also increased and contributed to growth in sales of our advanced technologies products, such as security, unified communications, and wireless.

Switches The increase in net product sales related to switches in fiscal 2007 was primarily due to higher sales of LAN fixed-configuration switches, which increased during fiscal 2007 by approximately $1.1 billion compared with fiscal 2006. Sales of LAN modular switches also increased during fiscal 2007 compared with fiscal 2006. The increase in sales of LAN switches was a result of the continued adoption by our customers of new technologies, including Gigabit Ethernet, 10 Gigabit Ethernet, and Power over Ethernet. This has resulted in higher sales of fixed-configuration switches, including the Cisco Catalyst 3750, 2960, and 3560 Series, and our high-end modular switches, the Cisco Catalyst 6500 Series.

Advanced Technologies The increase in net product sales related to advanced technologies in fiscal 2007 compared with fiscal 2006 was primarily due to the following:

- Video systems sales increased by approximately $1.2 billion during fiscal 2007. The increases were attributable to several factors, including Scientific-Atlanta product sales being included in fiscal 2006 only subsequent to its acquisition in February 2006 compared with a full year in fiscal 2007; an increase in the demand for HD set-top boxes; network upgrades; international expansion; and the FCC requirements effective July 1, 2007, which required separable security for set-top boxes sold in the United States.
- Unified communications sales increased by approximately $390 million during fiscal 2007, primarily due to sales of IP phones and associated software as our customers continued to transition from an analog-based to an IP-based infrastructure, and also the addition of sales from the acquisition of WebEx.
- Home networking product sales increased by approximately $240 million during fiscal 2007. Scientific-Atlanta products composed the majority of the increase in home networking product sales during fiscal 2007.
- Sales of security products increased by approximately $240 million during fiscal 2007, primarily due to module and line card sales related to our routers and LAN modular switches as customers continued to emphasize network security, and also due to sales of our next-generation adaptive security appliance product, which integrates multiple technologies including VPN, firewall, and intrusion prevention services on one platform.
- Sales of wireless LAN products increased by approximately $190 million during fiscal 2007 primarily due to new customers, continued deployments with existing customers, and their adoption of our unified architecture platform.
- Other sales of advanced technologies relating to sales of storage area networking products increased by approximately $110 million during fiscal 2007 and application networking services increased by approximately $85 million during fiscal 2007.

Other Product Revenue The increase in other product revenue during fiscal 2007 compared with fiscal 2006 was primarily due to an increase in sales of optical networking products, sales of IP-based communications solutions to service providers, and the additional contribution from Scientific-Atlanta. Other product revenue also includes sales of emerging technology products.

Net Service Revenue

The increase in net service revenue during fiscal 2007 compared with fiscal 2006 was primarily due to increased technical support service contract initiations and renewals associated with higher product sales, which have resulted in a larger installed base of equipment being serviced, and increased revenue from advanced services. The increase in advanced services revenue during fiscal 2007 compared with fiscal 2006 was attributable primarily to our revenue growth in the service provider market, the Emerging Markets theater, and advanced technologies products.

Gross Margin

Gross margin increased in absolute dollars but gross margin percentage decreased during fiscal 2007 compared with fiscal 2006 primarily due to higher net product sales from Scientific-Atlanta and also due to the factors described under "Product Gross Margin" below. The decrease in service gross margin also contributed to the lower gross margin percentage.

Product Gross Margin

The decrease in product gross margin percentage during fiscal 2007 compared with fiscal 2006 was due to the following factors:

- Changes in the mix of products sold decreased product gross margin percentage by 1.9%, with 1.7% of this decrease related to the mix impact of higher net product sales from Scientific-Atlanta.
- Sales discounts, rebates, and product pricing decreased product gross margin percentage by 1.7%.
- Lower overall manufacturing costs related to lower component costs, value engineering and other manufacturing-related costs increased product gross margin percentage by 0.9%.
- Higher shipment volume, net of certain variable costs, increased product gross margin percentage by 0.9%.
- Net effects of amortization of purchased intangible assets and share-based compensation expense decreased gross margin percentage by 0.1%.

Service Gross Margin

Our service gross margin percentage for fiscal 2007 decreased from fiscal 2006, primarily due to strategic investments in headcount as well as advanced services representing a higher proportion of total service revenue. Additionally, we have continued to invest in building out our technical support and advanced services capabilities in the Emerging Markets theater.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses increased for fiscal 2007 compared with fiscal 2006 primarily due to higher headcount-related expenses reflecting our continued investment in R&D efforts for routers, switches, advanced technologies, and other product technologies. Scientific-Atlanta contributed an additional $153 million of R&D expenses for fiscal 2007 compared with fiscal 2006. R&D expenses included employee share-based compensation expense which decreased by $57 million compared with fiscal 2006.

Sales and marketing expenses for fiscal 2007 increased compared with fiscal 2006 primarily due to an increase in sales expenses of $998 million. Sales expenses increased primarily due to an increase in headcount-related expenses. Scientific-Atlanta contributed an additional $86 million of sales and marketing expenses for fiscal 2007 compared with fiscal 2006. Sales and marketing expenses for fiscal 2007 included employee share-based compensation expense which decreased by $35 million compared with fiscal 2006.

G&A expenses for fiscal 2007 increased compared with fiscal 2006 primarily due to increased headcount-related expenses and approximately $65 million of real estate-related charges. Also, Scientific-Atlanta contributed an additional $54 million of G&A expenses for fiscal 2007 compared with fiscal 2006.

Headcount

Our headcount increased by 11,609 employees during fiscal 2007, reflecting the investment in R&D and sales described above and also reflecting increases in investments in our service business; headcount related to our Juarez, Mexico manufacturing facility; and acquisitions. Approximately 3,300 of the new employees were attributable to acquisitions we completed in fiscal 2007.

Share-Based Compensation Expense

In fiscal 2007, employee share-based compensation expense was $931 million, and share-based compensation expense related to acquisitions and investments was $34 million. In fiscal 2006, employee share-based compensation expense was $1 billion and share-based compensation expense related to acquisitions and investments was $87 million.

Amortization of Purchased Intangible Assets and In-Process Research and Development

Amortization of purchased intangible assets included in operating expenses was $407 million in fiscal 2007, compared with $393 million in fiscal 2006. The increase in the amortization of purchased intangible assets included in operating expenses in fiscal 2007 compared with fiscal 2006 was primarily due to the additional amortization of purchased intangible assets related to our acquisitions of Scientific-Atlanta and WebEx, partially offset by an impairment charge of $69 million in fiscal 2006. For additional information regarding purchased intangibles, see Note 4 to the Consolidated Financial Statements.

We recorded in-process R&D of $81 million in fiscal 2007 in connection with the purchase acquisitions completed. The total estimated cost to complete the technology at the time of these acquisitions was $22 million and the risk-adjusted discount rates for the in-process R&D recorded in connection with the acquisitions completed in fiscal 2007 ranged from 16% to 29%. We recorded in-process R&D of $91 million in fiscal 2006 in connection with the purchase acquisitions completed. The total estimated cost to complete the technology at the time of these acquisitions was $95 million and the risk-adjusted discount rates for the in-process R&D recorded in connection with the acquisitions completed in fiscal 2006 ranged from 17% to 22%.

Interest Income, Net

The components of interest income, net, are as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006
Interest income	$ 1,092	$ 755
Interest expense	(377)	(148)
Total	$ 715	$ 607

The increase in interest income during fiscal 2007 compared with fiscal 2006 was primarily due to higher average interest rates on our portfolio of cash and cash equivalents and fixed income securities, and higher average balances. The increase in interest expense was due to fiscal 2007 having a full year of interest expense on the $6.5 billion in senior unsecured notes compared with fiscal 2006, which only included interest expense subsequent to the issuance date in February 2006. Interest expense included the effect of $6.0 billion of interest rate swaps which effectively convert fixed-rate interest expense to floating-rate interest expense based on the London Interbank Offered Rate ("LIBOR").

Other Income (Loss), Net

The components of other income (loss), net, are as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006
Net gains on investments in fixed income and publicly traded equity securities	$ 250	$ 53
Net (losses) gains on investments in privately held companies	(18)	86
Impairment charges on investments in privately held companies	(22)	(15)
Net gains and impairment charges on investments	210	124
Other	(85)	(94)
Total	$ 125	$ 30

The other expenses for fiscal 2007 and 2006 consisted primarily of contributions of publicly traded equity securities and products to charitable organizations.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 22.5% for fiscal 2007, compared with an effective tax rate of 26.9% for fiscal 2006. The 4.4% decrease in the effective tax rate for fiscal 2007, compared with fiscal 2006, was primarily attributable to the tax impact of foreign operations and the reinstatement of the U.S. federal R&D tax credit partially offset by a favorable foreign tax audit settlement that occurred in fiscal 2006.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for income taxes, see Note 13 to the Consolidated Financial Statements.

Recent Accounting Pronouncements and Developments

SFAS 157 In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP 157-1") and FSP 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us in the first quarter of fiscal 2009. The adoption of SFAS 157 for financial assets and financial liabilities is not expected to have a material impact on our results of operations or financial position. We are currently assessing the impact that SFAS 157 will have on our results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.

SFAS 159 In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards that require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for us in the first quarter of fiscal 2009, and it is not expected to have a material impact on our results of operations or financial position.

SFAS 141(R) and SFAS 160 In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 141(R) will significantly change current practices regarding business combinations. Among the more significant changes, SFAS 141(R) expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and noncontractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity's equity, as well as requiring expanded disclosures. SFAS 141(R) and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently assessing the impact that SFAS 141(R) and SFAS 160 will have on our results of operations and financial position.

SFAS 161 In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We are currently assessing the impact that the adoption of SFAS 161 will have on our financial statement disclosures.

IFRS On August 27, 2008, the U.S. Securities and Exchange Commission (SEC) announced that they will issue for comment a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, we could be required in fiscal 2014 to prepare financial statements in accordance with IFRS, and the SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements, and we will continue to monitor the development of the potential implementation of IFRS.

Liquidity and Capital Resources

The following sections discuss the effects of changes in our balance sheet and cash flows, contractual obligations, other commitments, and the stock repurchase program on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Investments The following table summarizes our cash and cash equivalents and investments (in millions):

	July 26, 2008	July 28, 2007	Increase (Decrease)
Cash and cash equivalents	**$ 5,191**	$ 3,728	$ 1,463
Fixed income securities	**19,869**	17,297	2,572
Publicly traded equity securities	**1,175**	1,241	(66)
Total	**$ 26,235**	$ 22,266	$ 3,969

The increase in cash and cash equivalents and investments was primarily a result of cash provided by operating activities of $12.1 billion, issuance of common stock of $3.1 billion related to employee stock option exercises and employee stock purchases, proceeds from the termination of interest rate swaps of $432 million, and excess tax benefits from share-based compensation of $413 million, partially offset by repurchase of common stock of $10.4 billion, capital expenditures of $1.3 billion, and acquisitions of businesses of $398 million.

Our total cash and cash equivalents and investments held outside of the United States in various foreign subsidiaries was $24.4 billion as of July 26, 2008, and the remaining $1.8 billion was held in the United States. If cash and cash equivalents and investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. For internal management purposes, we target specific ranges of net realizable cash, representing cash and cash equivalents and investments, net of (i) long-term debt and the present value of operating lease commitments, and (ii) U.S. income taxes that we estimate would be payable upon the distribution to the United States of cash and cash equivalents and investments held outside the United States. We believe that our strong cash and cash equivalents and investments position allows us to use our cash resources for strategic investments to gain access to new technologies, acquisitions, customer financing activities, working capital, and the repurchase of shares.

In August 2007 we entered into a credit agreement with certain institutional lenders that provides for a $3.0 billion unsecured revolving credit facility that is scheduled to expire on August 17, 2012. Advances under the credit agreement accrue interest at rates that are equal to, based on certain conditions, either (i) the higher of the Federal Funds rate plus 0.50% or Bank of America's "prime rate" as announced from time to time, or (ii) LIBOR plus a margin that is based on our senior debt credit ratings as published by Standard & Poor's Ratings Services and Moody's Investors Service, Inc. The credit agreement requires that we maintain an interest coverage ratio as defined in the agreement. As of July 26, 2008, we were in compliance with the required interest coverage ratio and had not borrowed any funds under the credit facility. We may, upon the agreement of either the then existing lenders or of additional lenders not currently parties to the agreement, increase the commitments under the credit facility up to a total of $5.0 billion and/or extend the expiration date of the credit facility up to August 15, 2014.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, the rate at which products are shipped during the period (which we refer to as shipment linearity), accounts receivable collections, inventory and supply chain management, excess tax benefits from share-based compensation, and the timing and amount of tax and other payments. For additional discussion, see "Part I, Item 1A. Risk Factors" in our Annual Report on Form 10-K.

Accounts Receivable, Net The following table summarizes our accounts receivable, net (in millions) and DSO:

	July 26, 2008	July 28, 2007	Increase (Decrease)
Accounts receivable, net	**$ 3,821**	$ 3,989	$ (168)
DSO	**34**	38	(4)

Our DSO as of July 26, 2008 was positively affected by improved shipment linearity through the end of fiscal 2008 compared with the end of fiscal 2007.

Inventories and Purchase Commitments with Contract Manufacturers and Suppliers The following table summarizes our inventories and purchase commitments with contract manufacturers and suppliers (in millions, except annualized inventory turns):

	July 26, 2008	July 28, 2007	Increase (Decrease)
Inventories:			
Raw materials	$ 111	$ 173	$ (62)
Work in process	53	45	8
Finished goods:			
Distributor inventory and deferred cost of sales	452	544	(92)
Manufactured finished goods	381	314	67
Total finished goods	833	858	(25)
Service-related spares	191	211	(20)
Demonstration systems	47	35	12
Total	$ 1,235	$ 1,322	$ (87)
Annualized inventory turns	11.8	10.3	1.5
Purchase commitments with contract manufacturers and suppliers	$ 2,727	$ 2,581	$ 146

Our finished goods consist of distributor inventory and deferred cost of sales and manufactured finished goods. Distributor inventory and deferred cost of sales are related to unrecognized revenue on shipments to distributors and retail partners and shipments to customers. Manufactured finished goods consist primarily of build-to-order and build-to-stock products. Service-related spares consist of reusable equipment related to our technical support and warranty activities. All inventories are accounted for at the lower of cost or market. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales.

We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. In addition, we record a liability, included in other current liabilities, for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. The purchase commitments for inventory are expected to be fulfilled primarily within one year.

Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We believe the amount of our inventory and purchase commitments is appropriate for our revenue levels.

Financing Receivables The following table summarizes our financing receivables (in millions):

	July 26, 2008	July 28, 2007	Increase (Decrease)
Lease receivables, net	$ 1,416	$ 928	$ 488
Financed service contracts	1,318	853	465
Loan receivables, net	479	270	209
Total	$ 3,213	$ 2,051	$ 1,162

The increase in lease receivables was due to higher volume of sales-type and direct financing leases, which typically have terms from two to three years. The revenue related to financed service contracts, which primarily relates to technical support services, is deferred and included in deferred service revenue. The revenue is recognized ratably over the period during which the related services are to be performed, which is typically from one to three years. Financed service contracts increased due primarily to the financing of several large multiyear service agreements during fiscal 2008. A portion of the revenue related to loan receivables is also deferred and included in deferred product revenue based on revenue recognition criteria.

Long-Term Debt The following table summarizes our long-term debt (in millions):

	July 26, 2008	July 28, 2007	Increase (Decrease)
Senior notes:			
Floating-rate notes, due 2009	**$ 500**	$ 500	$ —
5.25% fixed-rate notes, due 2011	**3,000**	3,000	—
5.50% fixed-rate notes, due 2016	**3,000**	3,000	—
Total senior notes	**6,500**	6,500	—
Other notes	**4**	5	(1)
Unaccreted discount	**(15)**	(16)	1
Hedge accounting adjustment of the carrying amount of the fixed-rate debt	**404**	(81)	485
Total	**$6,893**	$6,408	$ 485
Reported as:			
Current portion of long-term debt	**$ 500**	$ —	$ 500
Long-term debt	**6,393**	6,408	(15)
Total	**$6,893**	$6,408	$ 485

In February 2006, we issued $500 million of senior floating interest rate notes based on LIBOR due 2009 (the "2009 Notes"), $3.0 billion of 5.25% senior notes due 2011 (the "2011 Notes"), and $3.0 billion of 5.50% senior notes due 2016 (the "2016 Notes"), for an aggregate principal amount of $6.5 billion. The proceeds from the debt issuance were used to fund the acquisition of Scientific-Atlanta and for general corporate purposes. The 2011 Notes and the 2016 Notes are redeemable by us at any time, subject to a make-whole premium. In fiscal 2008, we terminated $6.0 billion of interest rate swaps that we had entered into in connection with the issuance of our fixed-rate notes due in 2011 and 2016 and received proceeds of $432 million, net of accrued interest, which was recorded as a hedge accounting adjustment to the carrying amount of the fixed-rate debt and is amortized as a reduction to interest expense over the remaining terms of the fixed-rate notes. See Note 8 to the Consolidated Financial Statements. We were in compliance with all debt covenants as of July 26, 2008.

Deferred Revenue The following table presents the breakdown of deferred revenue (in millions):

	July 26, 2008	July 28, 2007	Increase (Decrease)
Service	**$6,133**	$4,840	$1,293
Product	**2,727**	2,197	530
Total	**$8,860**	$7,037	$1,823
Reported as:			
Current	**$6,197**	$5,391	$ 806
Noncurrent	**2,663**	1,646	1,017
Total	**$8,860**	$7,037	$1,823

The increase in deferred service revenue reflects an increase in the volume of technical support contract initiations and renewals, including several large multiyear service agreements, partially offset by the ongoing amortization of deferred service revenue. The increase in deferred product revenue was primarily related to shipments not having met revenue recognition criteria, other revenue deferrals, and the timing of cash receipts related to unrecognized revenue from two-tier distributors.

Contractual Obligations

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, excess tax benefits from share-based compensation, and the timing and amount of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process.

The following table summarizes our contractual obligations at July 26, 2008 (in millions):

		PAYMENTS DUE BY PERIOD			
July 26, 2008	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$ 1,577	$ 298	$ 431	$ 271	$ 577
Purchase commitments with contract manufacturers and suppliers	2,727	2,727	—	—	—
Purchase obligations	1,902	1,140	377	228	157
Long-term debt	6,504	500	3,002	2	3,000
Other long-term liabilities	589	—	350	39	200
Total by period	$ 13,299	$ 4,665	$ 4,160	$ 540	$ 3,934
Other long-term liabilities	829				
Total	$ 14,128				

Operating Leases We lease office space in several U.S. locations. Outside the United States, larger leased sites include sites in Australia, Belgium, Canada, China, France, Germany, India, Israel, Italy, Japan, and the United Kingdom. Operating lease amounts include future minimum lease payments under all our noncancelable operating leases with an initial term in excess of one year.

Purchase Commitments with Contract Manufacturers and Suppliers We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. We record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of July 26, 2008, the liability for these purchase commitments was $184 million and is recorded in other current liabilities and is not included in the preceding table.

Purchase Obligations Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Long-Term Debt The amount of long-term debt in the preceding table represents the principal amount of the respective debt instruments including the current portion of long-term debt. See Note 8 to the Consolidated Financial Statements.

Other Long-Term Liabilities Other long-term liabilities include noncurrent income taxes payable, accrued liabilities for deferred compensation and defined benefit plans, noncurrent deferred tax liabilities, and certain other long-term liabilities. Noncurrent income taxes payable of $749 million and noncurrent deferred tax liabilities of $80 million have been included only in the total column in the preceding table due to uncertainty regarding the timing of future payments. Noncurrent income taxes payable includes uncertain tax positions (see Note 13 to the Consolidated Financial Statements) partially offset by payments and certain other items.

Compensation Expense Related to Acquisitions and Investments

In connection with our purchase acquisitions, asset purchases, and acquisitions of variable interest entities, we have agreed to pay certain additional amounts contingent upon the achievement of agreed-upon technology, development, product, or other milestones, or continued employment with us of certain employees of acquired entities. See Note 3 to the Consolidated Financial Statements.

Other Commitments

We also have certain funding commitments primarily related to our investments in privately held companies and venture funds, some of which are based on the achievement of certain agreed-upon milestones, and some of which are required to be funded on demand. The funding commitments were approximately $359 million as of July 26, 2008, compared with approximately $140 million as of July 28, 2007.

Off-Balance Sheet Arrangements

We consider our investments in unconsolidated variable interest entities to be off-balance sheet arrangements. In the ordinary course of business, we have investments in privately held companies and provide financing to certain customers through our wholly owned subsidiaries, which may be considered to be variable interest entities. We have evaluated our investments in these privately held companies and customer financings and have determined that there were no significant unconsolidated variable interest entities as of July 26, 2008.

Certain events can require a reassessment of our investments in privately held companies or customer financings to determine if they are variable interest entities and if we would be regarded as the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. Because we may not control these entities, we may not have the ability to influence these events.

We provide financing guarantees, which are generally for various third-party financing arrangements to channel partners and other customers. We could be called upon to make payment under these guarantees in the event of nonpayment to the third party. As of July 26, 2008, the total maximum potential future payments related to these guarantees was approximately $830 million, of which approximately $610 million was recorded as deferred revenue on the consolidated balance sheet in accordance with revenue recognition policies and FASB Interpretation No. 45 ("FIN 45").

Stock Repurchase Program

In September 2001, our Board of Directors authorized a stock repurchase program. As of July 26, 2008, our Board of Directors had authorized an aggregate repurchase of up to $62 billion of common stock under this program and the remaining authorized repurchase amount was $8.4 billion with no termination date. The stock repurchase activity under the stock repurchase program in fiscal 2007 and 2008 is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted-Average Price per Share	Amount Repurchased
Cumulative balance at July 29, 2006	1,931	$ 18.36	$ 35,448
Repurchase of common stock[1]	297	26.12	7,781
Cumulative balance at July 28, 2007	**2,228**	**$ 19.40**	**$ 43,229**
Repurchase of common stock[1]	**372**	**27.80**	**10,350**
Cumulative balance at July 26, 2008	**2,600**	**$ 20.60**	**$ 53,579**

(1) Includes stock repurchases that were pending settlement as of period end.

The purchase price for the shares of our common stock repurchased is reflected as a reduction to shareholders' equity. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," we are required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings until retained earnings are zero and then as an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock incentive plans are recorded as an increase to common stock and additional paid-in capital. As a result of future repurchases, we may report an accumulated deficit as a component in shareholders' equity.

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe our cash and cash equivalents, investments, and cash generated from operations, and our ability to access capital markets, including committed credit lines, will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, contractual obligations, commitments, future customer financings, and other liquidity requirements associated with our operations through at least the next 12 months. There are no other transactions, arrangements, or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity, the availability, and our requirements for capital resources.

Investments

We maintain an investment portfolio of various holdings, types, and maturities. See Note 7 to the Consolidated Financial Statements. As of July 26, 2008, these securities are classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses, to the extent unhedged, reported as a separate component of accumulated other comprehensive income, net of tax.

We consider various factors in determining whether we should recognize an impairment charge for our fixed income securities and equity securities, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Fixed Income Securities

At any time, a sharp rise in interest rates or credit spreads could have a material adverse impact on the fair value of our fixed income investment portfolio. Conversely, declines in interest rates, including the impact from lower credit spreads, could have a material adverse impact on interest income from our investment portfolio. Our fixed income instruments are not leveraged as of July 26, 2008 and are held for purposes other than trading. We monitor our interest rate and credit risks, including our credit exposures to specific rating categories and to individual issuers. There were no impairment charges on our investments in fixed income securities in fiscal 2008, 2007, or 2006.

The following tables present the hypothetical fair values of fixed income securities, including the effects of the interest rate swaps discussed further under "Interest Rate Derivatives" below, as a result of selected potential market decreases and increases in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS. The hypothetical fair values as of July 26, 2008 and July 28, 2007 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 26, 2008	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Fixed income securities	$ 20,216	$ 20,100	$ 19,985	**$ 19,869**	$ 19,753	$ 19,638	$ 19,522

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 28, 2007	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Fixed income securities	$ 17,673	$ 17,548	$ 17,422	$ 17,297	$ 17,172	$ 17,046	$ 16,921

Publicly Traded Equity Securities

The values of our equity investments in several publicly traded companies are subject to market price volatility. The following tables present the hypothetical fair values of publicly traded equity securities as a result of selected potential decreases and increases in the price of each equity security in the portfolio, excluding hedged equity securities. Potential fluctuations in the price of each equity security in the portfolio of plus or minus 10%, 20%, and 30% were selected based on potential near-term changes in those security prices. The hypothetical fair values as of July 26, 2008 and July 28, 2007 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK'S PRICE			FAIR VALUE AS OF JULY 26, 2008	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK'S PRICE		
	(30%)	(20%)	(10%)		10%	20%	30%
Publicly traded equity securities	$ 736	$ 842	$ 947	**$ 1,052**	$ 1,157	$ 1,262	$ 1,368

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK'S PRICE			FAIR VALUE AS OF JULY 28, 2007	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK'S PRICE		
	(30%)	(20%)	(10%)		10%	20%	30%
Publicly traded equity securities	$ 548	$ 626	$ 705	$ 783	$ 861	$ 940	$ 1,018

Our equity portfolio consists of securities with characteristics that most closely match the Standard & Poor's 500 Index or NASDAQ Composite Index. These equity securities are held for purposes other than trading. There were no impairment charges on publicly traded equity securities in fiscal 2008, 2007, or 2006.

Investments in Privately Held Companies

We have invested in privately held companies, some of which are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire investment in these companies. These investments are primarily carried at cost, which as of July 26, 2008 was $706 million, compared with $643 million at July 28, 2007, and are recorded in other assets. Our impairment charges on investments in privately held companies were not material during fiscal 2008, 2007, or 2006.

Our evaluation of investments in private companies is based on the fundamentals of the businesses, including, among other factors, the nature of their technologies and potential for financial return.

Long-Term Debt

During fiscal 2008, we terminated $6.0 billion of interest rate swaps that we had entered into in connection with the issuance of our 2011 Notes and 2016 Notes. Prior to their termination, these swaps had the effect of converting the fixed-rate interest expense on our long-term debt to floating-rate interest expense based on LIBOR. Following the termination of the interest rate swaps, the fair value of the long-term debt effectively became subject to market interest rate volatility. As of July 26, 2008, we had $6.0 billion in principal amount of fixed-rate long-term debt outstanding, with a carrying amount of $6.4 billion and a fair value of $6.1 billion, which fair value is based on market prices. A hypothetical 50 BPS increase or decrease in interest rates would decrease or increase, respectively, the fair value of the fixed-rate debt as of July 26, 2008 by approximately $120 million. However, this hypothetical change in interest rates would not impact the interest expense on the fixed-rate debt. A sharp change in rates would not have a material impact on the fair value of our $500 million variable-rate debt.

Derivative Instruments

Foreign Currency Derivatives

Our foreign exchange forward and option contracts are summarized as follows (in millions):

	July 26, 2008		July 28, 2007	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts:				
Purchased	**$1,803**	**$ 5**	$1,601	$ 1
Sold	**$ 902**	**$ 2**	$ 613	$ (8)
Option contracts:				
Purchased	**$1,440**	**$50**	$ 652	$24
Sold	**$1,256**	**$ (6)**	$ 310	$ (1)

We conduct business globally in numerous currencies. The direct effect of foreign currency fluctuations on sales has not been material because our sales are primarily denominated in U.S. dollars. Foreign currency fluctuations, net of hedging, increased total research and development, sales and marketing, and general and administrative expenses by approximately 2.5% in fiscal 2008 compared with fiscal 2007. Approximately 70% of our operating expenses are U.S.-dollar denominated. To reduce variability in operating expenses caused by non-U.S.-dollar denominated operating expenses, we hedge certain foreign currency forecasted transactions with currency options and forward contracts. These hedging programs are not designed to provide foreign currency protection over long time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the effect on our operating expenses of currency movements.

We also enter into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on receivables, investments, and payables, primarily denominated in Australian, Canadian, Japanese, and several European currencies, including the euro and British pound. Our market risks associated with our foreign currency receivables, investments, and payables relate primarily to variances from our forecasted foreign currency transactions and balances. Our forward and option contracts generally have the following maturities:

	Maturities
Forward and option contracts—forecasted transactions related to operating expenses	Less than 18 months
Forward contracts—current assets and liabilities	1 to 3 months
Forward contracts—long-term customer financings	Up to 2 years
Forward contracts—investments	Less than 2 years

We do not enter into foreign exchange forward or option contracts for trading purposes.

Interest Rate Derivatives

Our interest rate derivatives are summarized as follows (in millions):

	July 26, 2008		July 28, 2007	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Interest rate swaps—investments	**$ 1,000**	**$ (4)**	$ 1,000	$ 29
Interest rate swaps—long-term debt	**$ —**	**$ —**	$ 6,000	$ (81)

Our primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, we may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges.

Interest Rate Swaps, Investments We have entered into $1.0 billion of interest rate swaps designated as fair value hedges of our investment portfolio. Under these interest rate swap contracts, we make fixed-rate interest payments and receive interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate returns to floating-rate returns based on LIBOR for a portion of our fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income (loss), net, and offset the changes in fair value of the underlying hedged investment. The fair values of the interest rate swaps designated as hedges of our investments are reflected in prepaid expenses and other current assets or other current liabilities.

Interest Rate Swaps, Long-Term Debt In conjunction with our issuance of fixed-rate senior notes in February 2006, we entered into $6.0 billion of interest rate swaps designated as fair value hedges of the fixed-rate debt. The effect of these swaps was to convert fixed-rate interest expense to floating-rate interest expense based on LIBOR. During the third quarter of fiscal 2008, we terminated these interest rate swaps and received proceeds of $432 million, net of accrued interest, which was recorded as a hedge accounting adjustment to the carrying amount of the fixed-rate debt and is being amortized as a reduction of interest expense over the remaining terms of the fixed-rate notes. While such interest rate swaps were in effect, their fair values were reflected in other assets or other long-term liabilities, and prior to their termination, the gains and losses related to changes in the value of such interest rate swaps were included in other income (loss), net, and offset the changes in fair value of the underlying debt.

Equity Derivatives

Our equity derivatives are summarized as follows (in millions):

	July 26, 2008		July 28, 2007	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward sale agreements	$157	$32	$458	$1

We maintain a portfolio of publicly traded equity securities that are subject to price risk. We may hold equity securities for strategic purposes or to diversify our overall investment portfolio. To manage our exposure to changes in the fair value of certain equity securities, we may enter into equity derivatives, including forward sale and option agreements. As of July 26, 2008, we have entered into forward sale agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income (loss), net, and offset the change in the fair value of the underlying hedged investment. The fair values of the equity derivatives are reflected in prepaid expenses and other current assets and other current liabilities.

Consolidated Balance Sheets
(in millions, except par value)

	July 26, 2008	July 28, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,191	$ 3,728
Investments	21,044	18,538
Accounts receivable, net of allowance for doubtful accounts of $177 at July 26, 2008 and $166 at July 28, 2007	3,821	3,989
Inventories	1,235	1,322
Deferred tax assets	2,075	1,953
Prepaid expenses and other current assets	2,333	2,044
Total current assets	35,699	31,574
Property and equipment, net	4,151	3,893
Goodwill	12,392	12,121
Purchased intangible assets, net	2,089	2,540
Other assets	4,403	3,212
TOTAL ASSETS	$58,734	$53,340
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 500	$ —
Accounts payable	869	786
Income taxes payable	107	1,740
Accrued compensation	2,428	2,019
Deferred revenue	6,197	5,391
Other current liabilities	3,757	3,422
Total current liabilities	13,858	13,358
Long-term debt	6,393	6,408
Income taxes payable	749	—
Deferred revenue	2,663	1,646
Other long-term liabilities	669	438
Total liabilities	24,332	21,850
Commitments and contingencies (Note 10)		
Minority interest	49	10
Shareholders' equity:		
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $ 0.001 par value: 20,000 shares authorized; 5,893 and 6,100 shares issued and outstanding at July 26, 2008 and July 28, 2007, respectively	33,505	30,687
Retained earnings	120	231
Accumulated other comprehensive income	728	562
Total shareholders' equity	34,353	31,480
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$58,734	$53,340

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(in millions, except per-share amounts)

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
NET SALES:			
Product	**$33,099**	$29,462	$23,917
Service	**6,441**	5,460	4,567
Total net sales	**39,540**	34,922	28,484
COST OF SALES:			
Product	**11,631**	10,548	8,114
Service	**2,425**	2,038	1,623
Total cost of sales	**14,056**	12,586	9,737
GROSS MARGIN	**25,484**	22,336	18,747
OPERATING EXPENSES:			
Research and development	**5,153**	4,499	4,067
Sales and marketing	**8,380**	7,215	6,031
General and administrative	**2,007**	1,513	1,169
Amortization of purchased intangible assets	**499**	407	393
In-process research and development	**3**	81	91
Total operating expenses	**16,042**	13,715	11,751
OPERATING INCOME	**9,442**	8,621	6,996
Interest income, net	**824**	715	607
Other income (loss), net	**(11)**	125	30
Interest and other income (loss), net	**813**	840	637
INCOME BEFORE PROVISION FOR INCOME TAXES	**10,255**	9,461	7,633
Provision for income taxes	**2,203**	2,128	2,053
NET INCOME	**$ 8,052**	$ 7,333	$ 5,580
Net income per share—basic	**$ 1.35**	$ 1.21	$ 0.91
Net income per share—diluted	**$ 1.31**	$ 1.17	$ 0.89
Shares used in per-share calculation—basic	**5,986**	6,055	6,158
Shares used in per-share calculation—diluted	**6,163**	6,265	6,272

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(in millions)

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Cash flows from operating activities:			
Net income	**$ 8,052**	$ 7,333	$ 5,580
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,744**	1,413	1,293
Employee share-based compensation expense	**1,025**	931	1,050
Share-based compensation expense related to acquisitions and investments	**87**	34	87
Provision for doubtful accounts	**34**	6	24
Deferred income taxes	**(772)**	(622)	(343)
Excess tax benefits from share-based compensation	**(413)**	(918)	(432)
In-process research and development	**3**	81	91
Net gains and impairment charges on investments	**(103)**	(210)	(124)
Other	**—**	—	31
Change in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**171**	(597)	(913)
Inventories	**104**	61	121
Lease receivables, net	**(488)**	(156)	(171)
Accounts payable	**62**	(107)	(43)
Income taxes payable and receivable	**178**	1,104	743
Accrued compensation	**351**	479	150
Deferred revenue	**1,812**	1,293	575
Other assets	**(361)**	(452)	(300)
Other liabilities	**603**	431	480
Net cash provided by operating activities	**12,089**	10,104	7,899
Cash flows from investing activities:			
Purchases of investments	**(22,399)**	(20,532)	(21,732)
Proceeds from sales and maturities of investments	**19,990**	17,368	18,480
Acquisition of property and equipment	**(1,268)**	(1,251)	(772)
Acquisition of businesses, net of cash and cash equivalents acquired	**(398)**	(3,684)	(5,399)
Change in investments in privately held companies	**(101)**	(92)	(186)
Purchase of minority interest of Cisco Systems, K.K. (Japan)	**—**	—	(25)
Other	**(17)**	(151)	(10)
Net cash used in investing activities	**(4,193)**	(8,342)	(9,644)
Cash flows from financing activities:			
Issuance of common stock	**3,117**	5,306	1,682
Repurchase of common stock	**(10,441)**	(7,681)	(8,295)
Issuance of debt	**—**	—	6,481
Proceeds from the termination of interest rate swaps	**432**	—	—
Excess tax benefits from share-based compensation	**413**	918	432
Other	**46**	126	—
Net cash (used in) provided by financing activities	**(6,433)**	(1,331)	300
Net increase (decrease) in cash and cash equivalents	**1,463**	431	(1,445)
Cash and cash equivalents, beginning of fiscal year	**3,728**	3,297	4,742
Cash and cash equivalents, end of fiscal year	**$ 5,191**	$ 3,728	$ 3,297

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
(in millions)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
BALANCE AT JULY 30, 2005	6,331	$ 22,394	$ 506	$ 274	$ 23,174
Net income	—	—	5,580	—	5,580
Change in unrealized gains and losses on investments, net of tax	—	—	—	(63)	(63)
Cumulative translation adjustment and other	—	—	—	61	61
Comprehensive income					5,578
Issuance of common stock	162	1,682	—	—	1,682
Repurchase of common stock	(435)	(1,592)	(6,703)	—	(8,295)
Tax benefits from employee stock incentive plans	—	454	—	—	454
Purchase acquisitions	1	188	—	—	188
Employee share-based compensation expense	—	1,044	—	—	1,044
Share-based compensation expense related to acquisitions and investments	—	87	—	—	87
BALANCE AT JULY 29, 2006	6,059	$ 24,257	$ (617)	$ 272	$ 23,912
Net income	—	—	7,333	—	7,333
Change in unrealized gains and losses on investments, net of tax	—	—	—	124	124
Cumulative translation adjustment and other	—	—	—	166	166
Comprehensive income					7,623
Issuance of common stock	325	5,306	—	—	5,306
Repurchase of common stock	(297)	(1,296)	(6,485)	—	(7,781)
Tax benefits from employee stock incentive plans	—	995	—	—	995
Purchase acquisitions	13	462	—	—	462
Employee share-based compensation expense	—	929	—	—	929
Share-based compensation expense related to acquisitions and investments	—	34	—	—	34
BALANCE AT JULY 28, 2007	**6,100**	**$30,687**	**$ 231**	**$562**	**$ 31,480**
Cumulative effect of adopting FIN 48	**—**	**249**	**202**	**—**	**451**
BALANCE AT JULY 29, 2007	**6,100**	**30,936**	**433**	**562**	**31,931**
Net income	**—**	**—**	**8,052**	**—**	**8,052**
Change in unrealized gains and losses on investments, net of tax	**—**	**—**	**—**	**(61)**	**(61)**
Cumulative translation adjustment and other	**—**	**—**	**—**	**227**	**227**
Comprehensive income					**8,218**
Issuance of common stock	**165**	**3,117**	**—**	**—**	**3,117**
Repurchase of common stock	**(372)**	**(2,015)**	**(8,365)**	**—**	**(10,380)**
Tax benefits from employee stock incentive plans	**—**	**346**	**—**	**—**	**346**
Purchase acquisitions	**—**	**9**	**—**	**—**	**9**
Employee share-based compensation expense	**—**	**1,025**	**—**	**—**	**1,025**
Share-based compensation expense related to acquisitions and investments	**—**	**87**	**—**	**—**	**87**
BALANCE AT JULY 26, 2008	**5,893**	**$33,505**	**$ 120**	**$728**	**$ 34,353**

Supplemental Information

In September 2001, the Company's Board of Directors authorized a stock repurchase program. As of July 26, 2008, the Company's Board of Directors had authorized an aggregate repurchase of up to $62 billion of common stock under this program. For additional information regarding stock repurchases, see Note 11 to the Consolidated Financial Statements. The stock repurchases since the inception of this program and the related impact on shareholders' equity are summarized in the table below (in millions):

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Repurchases of common stock	2,600	$ 9,575	$ 44,004	$ —	$ 53,579

See Notes to Consolidated Financial Statements.

1. Basis of Presentation

The fiscal year for Cisco Systems, Inc. (the "Company" or "Cisco") is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2008, 2007, and 2006 were 52-week fiscal years. The Consolidated Financial Statements include the accounts of Cisco and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company conducts business globally and is primarily managed on a geographic basis in the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan. The Emerging Markets theater consists of Eastern Europe, Latin America, the Middle East and Africa, and Russia and the Commonwealth of Independent States (CIS).

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

(b) Investments The Company's investments include government and government agency securities, corporate debt securities, asset-backed securities, municipal notes and bonds, and publicly traded equity securities. These investments are held in the custody of several major financial institutions. The specific identification method is used to determine the cost basis of fixed income securities disposed of. The weighted-average method is used to determine the cost basis of publicly traded equity securities disposed of. At July 26, 2008 and July 28, 2007, the Company's investments were classified as available-for-sale and these investments are recorded in the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments, to the extent the investments are unhedged, are included as a separate component of accumulated other comprehensive income, net of tax.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Company's cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The Company also has investments in privately held companies. These investments are included in other assets in the Consolidated Balance Sheets and are primarily carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values if the Company determines that an impairment charge is required based primarily on the financial condition and near-term prospects of these companies.

(c) Inventories Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of the Company's future demand forecasts consistent with its valuation of excess and obsolete inventory.

(d) Allowance for Doubtful Accounts The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay.

(e) Financing Receivables and Guarantees The Company provides financing arrangements, including leases, financed service contracts, and loans, for certain qualified customers to build, maintain, and upgrade their networks. Lease receivables primarily represent sales-type and direct-financing leases. Leases and loans typically have two- to three-year terms and are usually collateralized by a security interest in the underlying assets. The Company maintains an allowance for uncollectible financing receivables based on a variety of factors, including the risk rating of the portfolio, macroeconomic conditions, historical experience, and other market factors. The Company also provides financing guarantees, which are generally for various third-party financing arrangements to channel partners and other customers. The Company could be called upon to make payment under these guarantees in the event of nonpayment to the third party. See Note 6.

(f) Depreciation and Amortization Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following periods:

	Period
Buildings	25 years
Furniture and fixtures	5 years
Production, engineering, and other equipment	Up to 5 years
Computer equipment and related software	30 to 36 months
Operating lease assets	Based on lease term—generally up to 3 years
Depreciation and amortization of leasehold improvements	Shorter of remaining lease term or 5 years

(g) Goodwill and Purchased Intangible Assets Goodwill is tested for impairment on an annual basis and during the period between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2008, 2007, or 2006. Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to seven years.

(h) Impairment of Long-Lived Assets Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

(i) Derivative Instruments The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change.

(j) Fair Value of Financial Instruments The fair value of certain of the Company's financial instruments, including cash and cash equivalents, accrued compensation, and other current liabilities, approximates the carrying amount because of their short maturities. In addition, the fair value of the Company's loan receivables and financed service contracts also approximate the carrying amount. The fair values of fixed income investments, publicly traded equity securities, and the Company's long-term debt are determined using quoted market prices for those securities or similar financial instruments.

(k) Minority Interest The Company consolidates its investment in a venture fund managed by SOFTBANK Corp. and its affiliates ("SOFTBANK"). As of July 26, 2008, minority interest of $49 million represents SOFTBANK's share of the venture fund.

(l) Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Remeasurement adjustments are recorded in other income (loss), net.

(m) Concentrations of Risk Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties.

The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company's customers are primarily in the enterprise, service provider, and commercial markets. The Company receives certain of its components from sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

(n) Revenue Recognition The Company's products are generally integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to the equipment through its maintenance contracts for most of its products. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For sales of products where software is incidental to the equipment, or in hosting arrangements, the Company applies the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition," and all related interpretations.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services revenue is recognized upon delivery or completion of performance.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

The Company uses distributors that stock inventory and typically sell to systems integrators, service providers, and other resellers. In addition, certain products are sold through retail partners. The Company refers to these sales through distributors and retail partners as its two-tier system of sales to the end customer. Revenue from distributors and retail partners is recognized based on a sell-through method using information provided by them. Distributors and retail partners participate in various cooperative marketing and other programs, and the Company maintains estimated accruals and allowances for these programs. The Company accrues for warranty costs, sales returns, and other allowances based on its historical experience.

(o) Advertising Costs The Company expenses all advertising costs as incurred. Advertising costs were not material for all years presented.

(p) Share-Based Compensation Expense SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchase rights") based on estimated fair values. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statements of Operations.

Share-based compensation expense recognized in the Company's Consolidated Statements of Operations for all years presented included compensation expense for share-based payment awards granted prior to, but not yet vested as of, July 30, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to July 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R) at the beginning of fiscal 2006, the Company changed its method of attributing the value of share-based compensation to expense from the accelerated multiple-option approach to the straight-line single-option method. Compensation expense for all share-based payment awards granted on or prior to July 30, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to July 30, 2005 is recognized using the straight-line single-option method. Because share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for forfeitures.

Upon adoption of SFAS 123(R), the Company also changed its method of valuation for share-based awards granted beginning in fiscal 2006 to a lattice-binomial option-pricing model ("lattice-binomial model") from the Black-Scholes option-pricing model ("Black-Scholes model") which was previously used for the Company's pro forma information required under SFAS 123. The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The Company has elected to apply the alternative transition method provided in FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" for calculating the tax effects of share-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R).

(q) Software Development Costs Software development costs required to be capitalized pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," have not been material to date. Software development costs for internal use required to be capitalized pursuant to Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," have also not been material to date.

(r) Income Taxes Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

On July 29, 2007, the Company adopted FIN 48, which is a change in accounting for income taxes. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company will classify the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. See Note 13.

(s) Computation of Net Income per Share Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of employee stock options, restricted stock and restricted stock units.

Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," requires that employee equity share options, unvested shares, and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

(t) Consolidation of Variable Interest Entities The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), was issued in December 2003. The Company adopted FIN 46(R) effective January 24, 2004. For additional information regarding variable interest entities, see Note 10.

(u) Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for the following, among others:

- Revenue recognition
- Allowance for doubtful accounts and sales returns
- Inventory valuation and liability for purchase commitments with contract manufacturers and suppliers
- Warranty costs
- Share-based compensation expense
- Investment impairments
- Goodwill impairments
- Income taxes
- Loss contingencies

The actual results experienced by the Company may differ materially from management's estimates.

(v) Recent Accounting Pronouncements

SFAS 157 In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP 157-1") and FSP 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company in the first quarter of fiscal 2009. The adoption of SFAS 157 for financial assets and financial liabilities is not expected to have a material impact on the Company's results of operations or financial position. The Company is currently assessing the impact that SFAS 157 will have on its results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.

SFAS 159 In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards that require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for the Company in the first quarter of fiscal 2009, and it is not expected to have a material impact on the Company's results of operations or financial position.

SFAS 141(R) and SFAS 160 In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 141(R) will significantly change current practices regarding business combinations. Among the more significant changes, SFAS 141(R) expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and noncontractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity's equity, as well as requiring expanded disclosures. SFAS 141(R) and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact that SFAS 141(R) and SFAS 160 will have on its results of operations and financial position.

SFAS 161 In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company is currently assessing the impact that the adoption of SFAS 161 will have on its financial statement disclosures.

(w) Reclassifications Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

3. Business Combinations

(a) Purchase Acquisitions

Under the terms of the definitive agreements related to the Company's purchase acquisitions and asset purchases completed during fiscal 2008, 2007, and 2006, the purchase consideration consisted of one or more of cash, shares of Cisco common stock, and fully vested stock options assumed.

A summary of the purchase acquisitions and asset purchases completed in fiscal 2008, 2007, and 2006 is as follows (in millions):

Fiscal 2008	Shares Issued	Purchase Consideration	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Navini Networks, Inc.	—	**$ 276**	**$—**	**$ 108**	**$ 172**
Securent, Inc.	—	**75**	—	**24**	**56**
Other	—	**61**	**3**	**14**	**37**
Total	—	**$ 412**	**$ 3**	**$ 146**	**$ 265**

Fiscal 2007	Shares Issued	Purchase Consideration	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Arroyo Video Solutions, Inc.	—	$ 86	$ 3	$ 25	$ 57
IronPort Systems, Inc.	13	718	7	231	539
Reactivity, Inc.	—	110	1	39	72
WebEx Communications, Inc.	—	3,025	66	541	2,098
Other	—	275	4	90	180
Total	13	$4,214	$81	$ 926	$2,946

Fiscal 2006	Shares Issued	Purchase Consideration	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
KiSS Technology A/S	1	$ 51	$ 2	$ 19	$ 39
Scientific-Atlanta, Inc.	—	7,087	88	1,949	3,762
Sheer Networks, Inc.	—	96	—	29	56
Other	—	123	1	55	78
Total	1	$7,357	$91	$2,052	$3,935

The purchase consideration for the Company's purchase acquisitions and asset purchases is also allocated to tangible assets acquired and liabilities assumed.

Fiscal 2008

- The Company acquired Navini Networks, Inc. to extend the Company's WiMAX solutions for service providers.
- The Company acquired Securent, Inc. to allow the Company to offer its enterprise customers policy management software solutions, which are designed to allow enterprises to administer, enforce, and audit access to data, communications, and applications across different types of information technology (IT) environments.

Fiscal 2007

- The Company acquired Arroyo Video Solutions, Inc. to enable carriers to accelerate the creation and distribution of network-delivered entertainment, interactive media, and advertising services across the growing portfolio of televisions, personal computers, and mobile handsets.
- The Company acquired IronPort Systems, Inc. to extend the Company's security portfolio in email and messaging security solutions.
- The Company acquired Reactivity, Inc. to complement and extend the Company's application networking services portfolio within advanced technologies.
- The Company acquired WebEx Communications, Inc., a provider of on-demand collaboration applications. WebEx's network-based solution for delivering business-to-business collaboration extends the Company's unified communications portfolio, particularly within the small and medium-sized business (SMB) market.

Fiscal 2006

- The Company acquired KiSS Technology A/S to develop networked entertainment products for the consumer.
- The Company acquired Scientific-Atlanta, Inc. to create an end-to-end solution for carrier networks and the digital home and deliver large-scale video systems to extend Cisco's commitment to and leadership in the service provider market.
- The Company acquired Sheer Networks, Inc. to provide technology that is designed to adapt to network changes, scale to large networks, and help extend new technologies and services that simplify the task of monitoring and maintaining complex networks.

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations for the acquisitions other than Scientific-Atlanta completed during fiscal 2008, 2007, and 2006 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to the Company's financial results. The pro forma results of Scientific-Atlanta are presented below.

(b) Acquisition of Scientific-Atlanta, Inc.

On February 24, 2006, Cisco completed the acquisition of Scientific-Atlanta, Inc., a provider of set-top boxes, end-to-end video distribution networks, and video integration systems. The financial information in the table below summarizes the combined results of operations of Cisco and Scientific-Atlanta, on a pro forma basis, as though the companies had been combined as of the beginning of fiscal 2006. The unaudited pro forma financial information combines the historical results of operations of Cisco for fiscal 2006, which include the results of operations of Scientific-Atlanta subsequent to February 24, 2006, and the historical results of operations of Scientific-Atlanta for the six months ended December 30, 2005 and the month ended February 24, 2006.

This information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of Scientific-Atlanta and issuance of $6.5 billion of debt (see Note 8) had taken place at the beginning of fiscal 2006. The debt was issued to finance the acquisition of Scientific-Atlanta as well as for general corporate purposes. For the purposes of this pro forma financial information, the interest expense on the entire debt, including the effects of hedging, were included in the pro forma financial adjustments. The pro forma financial information also included incremental share-based compensation expense due to the acceleration of Scientific-Atlanta employee stock options prior to the acquisition date, investment banking fees, and other acquisition-related costs, recorded in Scientific-Atlanta's historical results of operations during February 2006. In addition, the pro forma financial information also included the purchase accounting adjustments on historical Scientific-Atlanta inventory, adjustments to depreciation on acquired property and equipment, a charge for in-process research and development, amortization charges from acquired intangible assets, adjustments to interest income, and related tax effects.

The following table summarizes the pro forma financial information (in millions, except per-share amounts):

Year Ended	July 29, 2006
Net sales	$ 29,632
Net income	$ 5,366
Net income per share—basic	$ 0.87
Net income per share—diluted	$ 0.86

(c) Compensation Expense Related to Acquisitions and Investments

The following table presents the compensation expense related to acquisitions and investments (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Share-based compensation expense	**$ 87**	$ 34	$ 87
Cash compensation expense	**340**	59	36
Total	**$ 427**	$ 93	$ 123

Share-Based Compensation Expense Beginning in fiscal 2006, share-based compensation related to acquisitions and investments is measured under SFAS 123(R) and includes deferred share-based compensation relating to acquisitions completed prior to fiscal 2006. As of July 26, 2008, the remaining balance of share-based compensation related to acquisitions and investments to be recognized over the vesting periods was $245 million.

Cash Compensation Expense In connection with the Company's purchase acquisitions, asset purchases, and acquisitions of variable interest entities, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain agreed-upon technology, development, product, or other milestones, or the continued employment with the Company of certain employees of the acquired entities. In each case, any additional amounts paid will be recorded as compensation expense. As of July 26, 2008, the Company may be required to recognize future compensation expense pursuant to these agreements of up to $558 million, including the remaining potential amount of additional compensation expense related to Nuova Systems, Inc., as discussed below.

Nuova Systems, Inc. During fiscal 2008, the Company purchased the remaining interests in Nuova Systems, Inc. not previously held by the Company, representing approximately 20% of Nuova Systems. Under the terms of the merger agreement, the former minority interest holders of Nuova Systems are eligible to receive up to three milestone payments based on agreed-upon formulas. As a result, during 2008 the Company recorded compensation expense of $277 million related to the fair value of amounts that are expected to be earned by the minority interest holders pursuant to a vesting schedule. Actual amounts payable to the former minority interest holders of Nuova Systems will depend upon achievement under the agreed-upon formulas.

Subsequent changes to the fair value of the amounts probable of being earned and the continued vesting will result in adjustments to the recorded compensation expense. The potential amount that could be recorded as compensation expense may be up to a maximum of $678 million, including the amount that has been expensed as of the end of fiscal 2008. The compensation is expected to be paid during fiscal 2010 through fiscal 2012.

4. Goodwill and Purchased Intangible Assets

(a) Goodwill

The following tables present the changes in goodwill allocated to the Company's reportable segments during fiscal 2008 and 2007 (in millions):

	Balance at July 28, 2007	Acquisitions	Other	Balance at July 26, 2008
United States and Canada	**$ 9,017**	**$ 86**	**$(44)**	**$ 9,059**
European Markets	**1,525**	**75**	**50**	**1,650**
Emerging Markets	**361**	**44**	**—**	**405**
Asia Pacific	**420**	**59**	**—**	**479**
Japan	**798**	**1**	**—**	**799**
Total	**$12,121**	**$ 265**	**$ 6**	**$12,392**

	Balance at July 29, 2006	Acquisition of WebEx	Other Acquisitions	Other	Balance at July 28, 2007
United States and Canada	$ 6,778	$ 1,840	$ 480	$ (81)	$ 9,017
European Markets	1,127	176	191	31	1,525
Emerging Markets	292	—	71	(2)	361
Asia Pacific	277	65	78	—	420
Japan	753	17	28	—	798
Total	$ 9,227	$ 2,098	$ 848	$ (52)	$ 12,121

In the table above, "Other" primarily includes foreign currency translation and purchase accounting adjustments.

(b) Purchased Intangible Assets

The following tables present details of the purchased intangible assets acquired through acquisitions during fiscal 2008 and 2007 (in millions, except years):

	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER		TOTAL
Fiscal 2008	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Amount
Navini Networks, Inc.	**5.0**	**$ 95**	**4.0**	**$ 6**	**1.2**	**$ 7**	**$ 108**
Securent, Inc.	**5.0**	**20**	**4.0**	**3**	**3.6**	**1**	**24**
Other	**4.3**	**14**	**—**	**—**	**—**	**—**	**14**
Total		**$129**		**$ 9**		**$ 8**	**$ 146**

	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER		TOTAL
Fiscal 2007	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Amount
Arroyo Video Solutions, Inc.	5.0	$ 14	7.0	$ 11	—	$ —	$ 25
IronPort Systems, Inc.	4.0	127	6.0	101	3.1	3	231
Reactivity, Inc.	6.0	36	5.0	3	—	—	39
WebEx Communications, Inc.	4.0	310	6.0	152	4.8	79	541
Other	4.7	76	4.7	13	2.4	1	90
Total		$ 563		$ 280		$ 83	$ 926

The following tables present details of the Company's purchased intangible assets (in millions):

July 26, 2008	Gross	Accumulated Amortization	Net
Technology[1]	**$1,785**	**$ (905)**	**$ 880**
Customer relationships	**1,821**	**(674)**	**1,147**
Other	**247**	**(185)**	**62**
Total	**$3,853**	**$(1,764)**	**$2,089**

July 28, 2007	Gross	Accumulated Amortization	Net
Technology	$ 1,546	$ (505)	$ 1,041
Customer relationships	1,812	(421)	1,391
Other	238	(130)	108
Total	$ 3,596	$ (1,056)	$ 2,540

(1) The technology category for the year ended July 26, 2008 includes technology intangible assets acquired through business combinations as well as technology licenses.

The following table presents the amortization of purchased intangible assets (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Amortization of purchased intangible assets			
Cost of sales	**$ 233**	$ 156	$ 60
Operating expenses	**499**	407	393
Total	**$ 732**	$ 563	$ 453

During the years ended July 26, 2008 and July 29, 2006, the Company recorded impairment charges of $33 million and $69 million, respectively, from write-downs of purchased intangible assets primarily related to certain technology and customer relationships due to reductions in expected future cash flows, and the amounts were recorded as amortization of purchased intangible assets.

The estimated future amortization expense of purchased intangible assets as of July 26, 2008, is as follows (in millions):

Fiscal Year	Amount
2009	$ 644
2010	516
2011	426
2012	290
2013	209
Thereafter	4
Total	$ 2,089

5. Balance Sheet Details

The following tables provide details of selected balance sheet items (in millions):

	July 26, 2008	July 28, 2007
Inventories:		
Raw materials	$ 111	$ 173
Work in process	53	45
Finished goods:		
Distributor inventory and deferred cost of sales	452	544
Manufactured finished goods	381	314
Total finished goods	833	858
Service-related spares	191	211
Demonstration systems	47	35
Total	$ 1,235	$ 1,322
Property and equipment, net:		
Land, buildings, and leasehold improvements	$ 4,445	$ 4,022
Computer equipment and related software	1,770	1,605
Production, engineering, and other equipment	4,839	4,264
Operating lease assets	209	181
Furniture and fixtures	439	394
	11,702	10,466
Less accumulated depreciation and amortization	(7,551)	(6,573)
Total	$ 4,151	$ 3,893
Other assets:		
Deferred tax assets	$ 1,770	$ 1,060
Investments in privately held companies	706	643
Income tax receivable	—	277
Lease receivables, net	862	539
Financed service contracts	588	377
Other	477	316
Total	$ 4,403	$ 3,212
Deferred revenue:		
Service	$ 6,133	$ 4,840
Product:		
Unrecognized revenue on product shipments and other deferred revenue	2,152	1,769
Cash receipts related to unrecognized revenue from two-tier distributors	575	428
Total product deferred revenue	2,727	2,197
Total	$ 8,860	$ 7,037
Reported as:		
Current	$ 6,197	$ 5,391
Noncurrent	2,663	1,646
Total	$ 8,860	$ 7,037

6. Financing Receivables and Guarantees

(a) Lease Receivables

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company's and complementary third-party products. These lease arrangements typically have terms from two to three years and are generally collateralized by a security interest in the underlying assets. The net lease receivables are summarized as follows (in millions):

	July 26, 2008	July 28, 2007
Gross lease receivables	$ 1,730	$ 1,140
Unearned income and other allowances	(314)	(212)
Lease receivables, net	$ 1,416	$ 928
Reported as:		
Current	$ 554	$ 389
Noncurrent	862	539
Lease receivables, net	$ 1,416	$ 928

Contractual maturities of the gross lease receivables at July 26, 2008 were $655 million in fiscal 2009, $514 million in fiscal 2010, $328 million in fiscal 2011, $160 million in fiscal 2012, and $73 million in fiscal 2013 and thereafter. Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or defaults.

(b) Financed Service Contracts

Financed service contracts are summarized as follows (in millions):

	July 26, 2008	July 28, 2007
Financed service contracts—current	$ 730	$ 476
Financed service contracts—noncurrent	588	377
Financed service contracts	$ 1,318	$ 853

The revenue related to financed service contracts, which primarily relates to technical support services, is deferred and included in deferred service revenue. The revenue is recognized ratably over the period during which the related services are to be performed, which is typically from one to three years.

(c) Loan Receivables

Loan receivables are summarized as follows (in millions):

	July 26, 2008	July 28, 2007
Gross loan receivables	$ 607	$ 513
Allowances	(128)	(243)
Loan receivables, net	$ 479	$ 270
Reported as:		
Current	$ 263	$ 198
Noncurrent	216	72
Loan receivables, net	$ 479	$ 270

A portion of the revenue related to loan receivables is deferred and included in deferred product revenue based on revenue recognition criteria.

(d) Financing Guarantees

The Company provides financing guarantees, which are generally for various third-party financing arrangements extended to channel partners and other customers. The Company could be called upon to make payment under these guarantees in the event of nonpayment to the third party. As of July 26, 2008, the total maximum potential future payments related to these guarantees was approximately $830 million, of which approximately $610 million was recorded as deferred revenue on the consolidated balance sheet in accordance with revenue recognition policies and FIN 45.

7. Investments

(a) Summary of Investments

The following tables summarize the Company's investments (in millions):

July 26, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
Government securities	**$ 7,249**	**$ 50**	**$ (33)**	**$ 7,266**
Government agency securities	**5,815**	**34**	**(10)**	**5,839**
Corporate debt securities	**5,814**	**24**	**(96)**	**5,742**
Asset-backed securities	**1,035**	**5**	**(18)**	**1,022**
Total fixed income securities	**19,913**	**113**	**(157)**	**19,869**
Publicly traded equity securities	**860**	**391**	**(76)**	**1,175**
Total	**$20,773**	**$ 504**	**$(233)**	**$21,044**

July 28, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
Government securities	$ 4,557	$ 25	$ (4)	$ 4,578
Government agency securities	2,362	4	(4)	2,362
Corporate debt securities	6,895	5	(55)	6,845
Asset-backed securities	1,870	2	(2)	1,870
Municipal notes and bonds	1,643	—	(1)	1,642
Total fixed income securities	17,327	36	(66)	17,297
Publicly traded equity securities	901	354	(14)	1,241
Total	$ 18,228	$ 390	$ (80)	$ 18,538

(b) Gains and Losses on Investments

The following table presents gross realized gains and losses related to the Company's investments (in millions):

Years Ended	**July 26, 2008**	July 28, 2007	July 29, 2006
Gross realized gains	**$ 306**	$ 269	$ 141
Gross realized losses	**(197)**	(19)	(88)
Total	**$ 109**	$ 250	$ 53

The following tables present the breakdown of the investments with unrealized losses at July 26, 2008 and July 28, 2007 (in millions):

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
July 26, 2008	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed income securities:						
Government securities	$1,824	$ (33)	$ —	$ —	$ 1,824	$ (33)
Government agency securities	1,763	(10)	—	—	1,763	(10)
Corporate debt securities	2,103	(46)	683	(50)	2,786	(96)
Asset-backed securities	368	(14)	117	(4)	485	(18)
Total fixed income securities	6,058	(103)	800	(54)	6,858	(157)
Publicly traded equity securities	370	(57)	32	(19)	402	(76)
Total	$6,428	$(160)	$ 832	$(73)	$ 7,260	$ (233)

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
July 28, 2007	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed income securities:						
Government securities	$ 278	$ (1)	$ 332	$ (3)	$ 610	$ (4)
Government agency securities	841	(1)	347	(3)	1,188	(4)
Corporate debt securities	2,288	(18)	1,732	(37)	4,020	(55)
Asset-backed securities	624	(1)	25	(1)	649	(2)
Municipal notes and bonds	645	(1)	—	—	645	(1)
Total fixed income securities	4,676	(22)	2,436	(44)	7,112	(66)
Publicly traded equity securities	309	(14)	—	—	309	(14)
Total	$ 4,985	$ (36)	$2,436	$ (44)	$ 7,421	$ (80)

The gross unrealized losses related to fixed income securities as of July 26, 2008 were primarily due to changes in interest rates and credit market conditions. The gross unrealized losses related to publicly traded equity securities as of July 26, 2008 were due to changes in market prices. The Company's management has determined that the gross unrealized losses on its investment securities at July 26, 2008 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company's fixed income securities are rated investment grade.

(c) Maturities of Fixed Income Securities

The following table summarizes the maturities of the Company's fixed income securities at July 26, 2008 (in millions):

	Amortized Cost	Fair Value
Less than 1 year	$ 9,750	$ 9,757
Due in 1 to 2 years	4,096	4,116
Due in 2 to 5 years	5,185	5,170
Due after 5 years	882	826
Total	$ 19,913	$ 19,869

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

8. Borrowings

(a) Long-Term Debt

In February 2006, the Company issued $500 million of senior floating interest rate notes based on LIBOR due 2009 (the "2009 Notes"), $3.0 billion of 5.25% senior notes due 2011 (the "2011 Notes"), and $3.0 billion of 5.50% senior notes due 2016 (the "2016 Notes"), for an aggregate principal amount of $6.5 billion. The following table summarizes the Company's long-term debt (in millions, except percentages):

	July 26, 2008		July 28, 2007	
	Amount	Effective Rate	Amount	Effective Rate
Senior notes:				
Floating-rate notes, due 2009	$ 500	2.74%	$ 500	5.44%
5.25% fixed-rate notes, due 2011	3,000	3.12%	3,000	5.56%
5.50% fixed-rate notes, due 2016	3,000	4.34%	3,000	5.79%
Total senior notes	6,500		6,500	
Other notes	4		5	
Unaccreted discount	(15)		(16)	
Hedge accounting adjustment of the carrying amount of the fixed-rate debt	404		(81)	
Total	$6,893		$6,408	
Reported as:				
Current portion of long-term debt	$ 500		$ —	
Long-term debt	6,393		6,408	
Total	$6,893		$6,408	

Upon termination during fiscal 2008 of the interest rate swaps entered into in connection with the 2011 Notes and the 2016 Notes, the Company received proceeds of $432 million, net of accrued interest, which was recorded as a hedge accounting adjustment of the carrying amount of the fixed-rate debt and which is being amortized as a reduction to interest expense over the remaining terms of the fixed-rate notes. The effective rates for the 2011 Notes and the 2016 Notes as of July 26, 2008 include the fixed rate interest on the notes, the amortization of the hedge accounting adjustment and the accretion of the discount. The effective rates for the 2011 Notes and the 2016 Notes as of July 28, 2007 included the variable rate in effect as of the period end on the interest rate swaps and the accretion of the discount.

The 2011 Notes and the 2016 Notes are redeemable by the Company at any time, subject to a make-whole premium. During fiscal 2008, the Company reclassified the 2009 Notes to the current portion of long-term debt. Based on market prices, the fair value of the Company's long-term debt, including the current portion of long-term debt, was $6.6 billion as of July 26, 2008. The Company was in compliance with all debt covenants as of July 26, 2008.

Interest is payable quarterly on the 2009 Notes and semi-annually on the 2011 Notes and 2016 Notes. Interest expense and cash paid for interest are summarized as follows (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Interest expense	$319	$ 377	$ 148
Cash paid for interest	$366	$ 361	$ 6

(b) Credit Facility

In August 2007 the Company entered into a credit agreement with certain institutional lenders that provides for a $3.0 billion unsecured revolving credit facility that is scheduled to expire on August 17, 2012. Any advances under the credit agreement will accrue interest at rates that are equal to, based on certain conditions, either (i) the higher of the Federal Funds rate plus 0.50% or Bank of America's "prime rate" as announced from time to time, or (ii) LIBOR plus a margin that is based on the Company's senior debt credit ratings as published by Standard & Poor's Ratings Services and Moody's Investors Service, Inc. The credit agreement requires that the Company maintain an interest coverage ratio as defined in the agreement. As of July 26, 2008, the Company was in compliance with the required interest coverage ratio and the Company had not borrowed any funds under the credit facility. The Company may also, upon the agreement of either the then existing lenders or of additional lenders not currently parties to the agreement, increase the commitments under the credit facility up to a total of $5.0 billion and/or extend the expiration date of the credit facility up to August 15, 2014.

9. Derivative Instruments

The Company uses derivative instruments primarily to manage exposures to foreign currency, interest rate, and equity security price risks. The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency, interest rates, and equity security prices. The Company's derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risks by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect material losses as a result of defaults by counterparties.

(a) Foreign Currency Derivatives

The Company's foreign exchange forward and option contracts are summarized as follows (in millions):

	July 26, 2008		July 28, 2007	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts:				
Purchased	$1,803	$ 5	$1,601	$ 1
Sold	$ 902	$ 2	$ 613	$ (8)
Option contracts:				
Purchased	$1,440	$50	$ 652	$24
Sold	$1,256	$ (6)	$ 310	$ (1)

The Company conducts business globally in numerous currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. To limit the exposure related to foreign currency changes, the Company enters into foreign currency contracts. The Company does not enter into foreign exchange forward or option contracts for trading purposes.

The Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on assets and liabilities such as foreign currency receivables, including long-term customer financings, investments, and payables. Gains and losses on the contracts are included in other income (loss), net, and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets, investments, or liabilities denominated in currencies other than the functional currency of the reporting entity. The Company's foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, the Company has entered into foreign exchange forward contracts with maturities of up to two years related to long-term customer financings. The foreign exchange forward contracts related to investments generally have maturities of less than two years. The Company also hedges certain net investments in its foreign subsidiaries with forward contracts which generally have maturities of less than six months.

The Company hedges certain foreign currency forecasted transactions related to certain operating expenses with currency options and forward contracts. These currency option and forward contracts generally have maturities of less than 18 months and these transactions are designated as cash flow hedges. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. During fiscal 2008, 2007, and 2006, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges during any of the years presented because it was probable that the original forecasted transactions would not occur.

(b) Interest Rate Derivatives

The Company's interest rate derivatives are summarized as follows (in millions):

	July 26, 2008		July 28, 2007	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps—investments	$ 1,000	$ (4)	$ 1,000	$ 29
Interest rate swaps—long-term debt	$ —	$ —	$ 6,000	$ (81)

The Company's primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, the Company may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges.

Interest Rate Swaps, Investments The Company is currently a party to $1.0 billion of interest rate swaps designated as fair value hedges of its investment portfolio. Under these interest rate swap contracts, the Company makes fixed-rate interest payments and receives interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate returns to floating-rate returns based on LIBOR for a portion of the Company's fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income (loss), net, and offset the changes in fair value of the underlying hedged investment. The fair values of the interest rate swaps designated as hedges of the Company's investments are reflected in prepaid expenses and other current assets or other current liabilities.

Interest Rate Swaps, Long-Term Debt In conjunction with its issuance of fixed-rate senior notes in February 2006, the Company entered into $6.0 billion of interest rate swaps designated as fair value hedges of the fixed-rate debt. The effect of these swaps was to convert fixed-rate interest expense to floating-rate interest expense based on LIBOR. During fiscal 2008, the Company terminated the $6.0 billion of interest rate swaps and received proceeds of $432 million, net of accrued interest, which was recorded as a hedge accounting adjustment of the carrying amount of the fixed-rate debt and is amortized as a reduction to interest expense over the remaining terms of the fixed-rate notes. While such interest rate swaps were in effect, their fair values were reflected in other assets or other long-term liabilities and the gains and losses related to changes in the value of such interest rate swaps were included in other income (loss), net, and offset the changes in fair value of the underlying debt.

(c) Equity Derivatives

The Company's equity derivatives are summarized as follows (in millions):

	July 26, 2008		July 28, 2007	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward sale agreements	$ 157	$32	$ 458	$ 1

The Company maintains a portfolio of publicly traded equity securities which are subject to price risk. The Company may hold equity securities for strategic purposes or to diversify the Company's overall investment portfolio. To manage its exposure to changes in the fair value of certain equity securities, the Company may enter into equity derivatives, including forward sale and option agreements. As of July 26, 2008, the Company had entered into forward sale agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income (loss), net, and offset the change in the fair value of the underlying hedged investment. The fair values of the equity derivatives are reflected in prepaid expenses and other current assets and other current liabilities.

10. Commitments and Contingencies

(a) Operating Leases

The Company leases office space in several U.S. locations. Outside the United States, larger leased sites include sites in Australia, Belgium, Canada, China, France, Germany, India, Israel, Italy, Japan, and the United Kingdom. Rent expense totaled $291 million, $219 million, and $181 million in fiscal 2008, 2007, and 2006, respectively. Future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 26, 2008 are as follows (in millions):

Fiscal Year	Amount
2009	$ 298
2010	238
2011	193
2012	143
2013	128
Thereafter	577
Total	$ 1,577

(b) Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or that establish the parameters defining the Company's requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company's requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company's reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. As of July 26, 2008 and July 28, 2007, the Company had total purchase commitments for inventory of $2.7 billion and $2.6 billion, respectively.

In addition to the above, the Company records a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company's excess and obsolete inventory. As of July 26, 2008 and July 28, 2007, the liability for these purchase commitments was $184 million and $168 million, respectively, and was included in other current liabilities.

(c) Compensation Expense Related to Acquisitions and Investments

In connection with the Company's purchase acquisitions, asset purchases, and acquisitions of variable interest entities, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain agreed-upon technology, development, product, or other milestones, or the continued employment with the Company of certain employees of acquired entities. See Note 3.

(d) Other Commitments

The Company also has certain funding commitments primarily related to its investments in privately held companies and venture funds, some of which are based on the achievement of certain agreed-upon milestones, and some of which are required to be funded on demand. The funding commitments were approximately $359 million and $140 million as of July 26, 2008 and July 28, 2007, respectively.

(e) Variable Interest Entities

In the ordinary course of business, the Company has investments in privately held companies and provides financing to certain customers through its wholly owned subsidiaries, which may be considered to be variable interest entities. The Company has evaluated its investments in these privately held companies and customer financings and determined that there were no significant unconsolidated variable interest entities as of July 26, 2008.

(f) Guarantees and Product Warranties

The following table summarizes the activity related to the product warranty liability during fiscal 2008 and 2007 (in millions):

	July 26, 2008	July 28, 2007
Balance at beginning of fiscal year	**$ 340**	$ 309
Provision for warranties issued	**511**	510
Payments	**(455)**	(479)
Fair value of warranty liability acquired	**3**	—
Balance at end of fiscal year	**$ 399**	$ 340

The Company accrues for warranty costs as part of its cost of sales based on associated material product costs, labor costs for technical support staff, and associated overhead. The products sold are generally covered by a warranty for periods ranging from 90 days to five years, and for some products the Company provides a limited lifetime warranty.

In the normal course of business, the Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company's limited history with prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material effect on the Company's operating results, financial position, or cash flows.

The Company also provides financing guarantees, which are generally for various third-party financing arrangements to channel partners and other customers. See Note 6. The Company's other arrangements as of July 26, 2008 that were subject to recognition and disclosure requirements under FIN 45 were not material.

(g) Legal Proceedings

The Company and other defendants were subject to claims asserted by Telcordia Technologies, Inc. on July 16, 2004 in the Federal District Court for the District of Delaware alleging that various Cisco routers, switches and optical products infringed United States Patent Nos. 4,893,306, 4,835,763, and Re 36,633. Telcordia sought damages and injunctive relief. The Court ruled that, as a matter of law, the Company does not infringe Patent No. 4,893,306. After conclusion of a trial, on May 10, 2007, a jury found that infringement had occurred on the other patents and awarded damages in an amount that is not material to the Company. The Company has asked the Court to reverse the verdict as a matter of law, and if necessary, the Company intends to appeal the decision. Telcordia has asked the Court to enhance damages and award it attorneys' fees and also has the right to appeal. The Company believes that the ultimate outcome of this matter and aggregate potential damages will not be material.

Brazilian authorities are investigating certain employees of the Company's Brazilian subsidiary and certain employees of a Brazilian importer of the Company's products relating to the allegation of evading import taxes and other alleged improper transactions involving the subsidiary and the importer. The Company is conducting a thorough review of the matter. To date, Brazilian authorities have not asserted a claim against the Company. The Company is unable to determine the likelihood of an unfavorable outcome on any potential claims against it or to reasonably estimate a range of loss, if any. In addition, the Company is investigating the allegations regarding improper transactions, the Company has proactively communicated with United States authorities to provide information and report on its findings, and the United States authorities are currently investigating such allegations.

In addition, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including intellectual property litigation. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

11. Shareholders' Equity

(a) Stock Repurchase Program

In September 2001, the Company's Board of Directors authorized a stock repurchase program. As of July 26, 2008, the Company's Board of Directors had authorized an aggregate repurchase of up to $62 billion of common stock under this program and the remaining authorized repurchase amount was $8.4 billion with no termination date. The stock repurchase activity under the stock repurchase program in fiscal 2007 and 2008 is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted-Average Price per Share	Amount Repurchased
Cumulative balance at July 29, 2006	1,931	$ 18.36	$ 35,448
Repurchase of common stock[(1)]	297	26.12	7,781
Cumulative balance at July 28, 2007	**2,228**	**$ 19.40**	**$ 43,229**
Repurchase of common stock[(1)]	**372**	**27.80**	**10,350**
Cumulative balance at July 26, 2008	**2,600**	**$ 20.60**	**$ 53,579**

(1) Includes stock repurchases that were pending settlement as of period end.

The purchase price for the shares of the Company's stock repurchased is reflected as a reduction to shareholders' equity. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company is required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings until retained earnings are zero and then as an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock incentive plans are recorded as an increase to common stock and additional paid-in capital.

(b) Other Repurchases of Common Stock

The Company also repurchases shares in settlement of employee tax withholding obligations due upon the vesting of restricted stock or stock units.

(c) Preferred Stock

Under the terms of the Company's Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

(d) Comprehensive Income

The components of comprehensive income are as follows (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Net income	**$ 8,052**	$ 7,333	$ 5,580
Other comprehensive income:			
Change in unrealized gains and losses on investments, net of tax benefit of $13, $43, and $57 in fiscal 2008, 2007, and 2006, respectively	**(22)**	128	(64)
Cumulative translation adjustment and other	**227**	166	61
Comprehensive income before minority interest	**8,257**	7,627	5,577
Change in minority interest	**(39)**	(4)	1
Total	**$ 8,218**	$ 7,623	$ 5,578

The Company consolidates its investment in a venture fund managed by SOFTBANK as the Company is the primary beneficiary as defined under FIN 46(R). As a result, SOFTBANK's interest in the change in the unrealized gains and losses on the investments in the venture fund is recorded as a component of accumulated other comprehensive income and is reflected as a change in minority interest.

12. Employee Benefit Plans

(a) Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, which includes its subplan, the International Employee Stock Purchase Plan (together, the "Purchase Plan"), under which 321.4 million shares of the Company's stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company's stock at a discount of up to 15% of the lesser of the market value on the subscription date or the purchase date, which is approximately six months after the subscription date. The Purchase Plan terminates on January 3, 2010. The Company issued 19 million, 17 million, and 21 million shares under the Purchase Plan in fiscal 2008, 2007, and 2006, respectively. As of July 26, 2008, 63 million shares were available for issuance under the Purchase Plan.

(b) Employee Stock Incentive Plans

Stock Incentive Plan Program Description As of July 26, 2008, the Company had five stock incentive plans: the 2005 Stock Incentive Plan (the "2005 Plan"); the 1996 Stock Incentive Plan (the "1996 Plan"); the 1997 Supplemental Stock Incentive Plan (the "Supplemental Plan"); the Cisco Systems, Inc. SA Acquisition Long-Term Incentive Plan (the "SA Acquisition Plan"); and the Cisco Systems, Inc. WebEx Acquisition Long-Term Incentive Plan (the "WebEx Acquisition Plan"). In addition, the Company has, in connection with the acquisitions of various companies, assumed the share-based awards granted under stock incentive plans of the acquired companies or issued share-based awards in replacement thereof. Share-based awards are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of share-based awards are based on competitive practices, operating results of the Company, government regulations, and other factors. Since the inception of the stock incentive plans, the Company has granted stock options to virtually all employees, and the majority has been granted to employees below the vice president level. The Company's primary stock incentive plans are summarized as follows:

2005 Plan As amended on November 15, 2007, the maximum number of shares issuable under the 2005 Plan over its term is 559 million shares plus the amount of any shares underlying awards outstanding on November 15, 2007 under the 1996 Plan, the SA Acquisition Plan and the WebEx Acquisition Plan that are forfeited or are terminated for any other reason before being exercised or settled. However, any shares underlying awards outstanding on November 15, 2007 under the 1996 Plan, the SA Acquisition Plan, and the WebEx Acquisition Plan that expire unexercised at the end of their maximum terms will not be considered to become available for reissuance under the 2005 Plan. If any awards granted under the 2005 Plan are forfeited or are terminated for any other reason before being exercised or settled, then the shares underlying the awards will again be available under the 2005 Plan. The number of shares available for issuance under the 2005 Plan will be reduced by 2.5 shares for each share awarded as stock grants or stock units.

The 2005 Plan permits the granting of stock options, stock, stock units, and stock appreciation rights to employees (including employee directors and officers) and consultants of the Company and its subsidiaries and affiliates, and non-employee directors of the Company. Stock options granted under the 2005 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The stock options will generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Stock grants and stock units will generally vest with respect to 20% or 25% of the shares covered by the grant on each of the first through fifth or fourth anniversaries of the date of the grant, respectively. The Compensation and Management Development Committee of the Board of Directors has the discretion to use different vesting schedules. Stock appreciation rights may be awarded in combination with stock options or stock grants and such awards shall provide that the stock appreciation rights will not be exercisable unless the related stock options or stock grants are forfeited. Stock grants may be awarded in combination with non-statutory stock options, and such awards may provide that the stock grants will be forfeited in the event that the related non-statutory stock options are exercised.

1996 Plan The 1996 Plan expired on December 31, 2006, and the Company can no longer make equity awards under the 1996 Plan. The maximum number of shares issuable over the term of the 1996 Plan was 2.5 billion shares. Stock options granted under the 1996 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The stock options generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants have utilized a 60-month ratable vesting schedule. In addition, the Board of Directors, or other committees administering the plan, have the discretion to use a different vesting schedule and have done so from time to time.

Supplemental Plan The Supplemental Plan expired on December 31, 2007, and the Company can no longer make equity awards under the Supplemental Plan. Officers and members of the Company's Board of Directors were not eligible to participate in the Supplemental Plan. Nine million shares were reserved for issuance under the Supplemental Plan.

Acquisition Plans In connection with the Company's acquisitions of Scientific-Atlanta and WebEx, the Company adopted the SA Acquisition Plan and the WebEx Acquisition Plan, respectively, each effective upon completion of the applicable acquisition. These plans constitute assumptions, amendments, restatements, and renamings of the 2003 Long-Term Incentive Plan of Scientific-Atlanta and the WebEx Communications, Inc. Amended and Restated 2000 Stock Incentive Plan, respectively. The plans permit the grant of stock options, stock, stock units, and stock appreciation rights to certain employees of the Company and its subsidiaries and affiliates who had been employed by Scientific-Atlanta or its subsidiaries or WebEx or its subsidiaries, as applicable. As a result of the shareholder approval of the amendment and extension of the 2005 Plan, as of November 15, 2007, the Company will no longer make stock option grants or direct share issuances under either the SA Acquisition Plan or the WebEx Acquisition Plan.

Dilutive Effect of Stock Options Weighted-average basic and diluted shares outstanding for fiscal 2008 were 6.0 billion shares and 6.2 billion shares, respectively. For the year ended July 26, 2008, the dilutive effect of potential common shares was approximately 177 million shares or 3.0% of the basic shares outstanding based on the Company's average share price of $27.15.

The following table illustrates grant dilution computed based on net stock options granted as a percentage of shares of common stock outstanding at the fiscal year end (in millions, except percentages):

Years Ended	July 26, 2008	July 28, 2007
Shares of common stock outstanding	**5,893**	6,100
Granted and assumed	**159**	206
Canceled/forfeited/expired	**(103)**	(54)
Net stock options granted	**56**	152
Grant dilution	**1.0%**	2.5%

General Share-Based Award Information A summary of share-based award activity is as follows (in millions, except per-share amounts):

		STOCK OPTIONS OUTSTANDING	
	Share-Based Awards Available for Grant	Number Outstanding	Weighted-Average Exercise Price per Share
BALANCE AT JULY 30, 2005	223	1,436	$ 25.02
Granted and assumed	(230)	230	18.21
Exercised[1]	—	(136)	10.08
Canceled/forfeited/expired	79	(84)	29.53
Restricted stock and other share-based awards[2]	(6)	—	—
Additional shares reserved	398	—	—
BALANCE AT JULY 29, 2006	464	1,446	25.08
Granted and assumed	(206)	206	23.32
Exercised[1]	—	(309)	16.00
Canceled/forfeited/expired	19	(54)	34.04
Restricted stock and other share-based awards[2]	(7)	—	—
Additional shares reserved	24	—	—
BALANCE AT JULY 28, 2007	**294**	**1,289**	**26.60**
Granted and assumed	**(159)**	**159**	**31.12**
Exercised[1]	**—**	**(146)**	**18.50**
Canceled/forfeited/expired	**27**	**(103)**	**30.74**
Restricted stock and other share-based awards[2]	**(11)**	**—**	**—**
Additional shares reserved	**211**	**—**	**—**
BALANCE AT JULY 26, 2008	**362**	**1,199**	**$27.83**

(1) The total pretax intrinsic value of stock options exercised during fiscal 2008, 2007, and 2006 was $1.6 billion, $3.1 billion and $1.3 billion, respectively.

(2) Amounts represent restricted stock and other share-based awards (excluding stock options) granted and assumed. The Company had total shares of restricted stock and restricted stock units outstanding of 10 million, 11 million, and 6 million as of July 26, 2008, July 28, 2007, and July 29, 2006, respectively. Share-based awards available for grant are reduced by 2.5 shares for each share awarded as stock grants or pursuant to stock units from the 2005 Plan subsequent to November 15, 2007.

The following table summarizes significant ranges of outstanding and exercisable stock options as of July 26, 2008 (in millions, except years and share prices):

	STOCK OPTIONS OUTSTANDING				STOCK OPTIONS EXERCISABLE		
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.01 – 15.00	92	3.67	$ 11.21	$ 1,037	84	$ 11.28	$ 927
15.01 – 18.00	191	4.96	17.29	981	125	17.01	678
18.01 – 20.00	257	4.56	19.22	823	201	19.23	643
20.01 – 25.00	222	5.96	22.45	102	114	22.27	85
25.01 – 30.00	55	7.28	26.71	—	15	26.84	—
30.01 – 35.00	131	7.92	32.14	—	5	31.65	—
35.01 – 50.00	23	0.71	40.01	—	23	40.01	—
50.01 – 72.56	228	0.89	54.90	—	228	54.90	—
Total	1,199	4.53	$27.83	$2,943	795	$29.53	$ 2,333

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $22.43 as of July 25, 2008, which would have been received by the option holders had those option holders exercised their stock options as of that date. The total number of in-the-money stock options exercisable as of July 26, 2008 was 463 million. As of July 28, 2007, 829 million outstanding stock options were exercisable and the weighted-average exercise price was $30.13.

Valuation and Expense Information Under SFAS 123(R) Share-based compensation expense recognized under SFAS 123(R) consists primarily of expenses for stock options, stock purchase rights, restricted stock, and restricted stock units granted to employees. The following table summarizes employee share-based compensation expense (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Cost of sales—product	**$ 40**	$ 39	$ 50
Cost of sales—service	**108**	104	112
Employee share-based compensation expense in cost of sales	**148**	143	162
Research and development	**295**	289	346
Sales and marketing	**434**	392	427
General and administrative	**148**	107	115
Employee share-based compensation expense in operating expenses	**877**	788	888
Total employee share-based compensation expense(1)	**$ 1,025**	$931	$ 1,050

(1) Share-based compensation expense of $87 million, $34 million, and $87 million related to acquisitions and investments for fiscal 2008, 2007, and 2006, respectively, is disclosed in Note 3 and is not included in the above table.

As of July 26, 2008, total compensation cost related to unvested share-based awards, including share-based compensation relating to acquisitions and investments, not yet recognized was $3.4 billion, which is expected to be recognized over approximately 3.5 years on a weighted-average basis. The income tax benefit for employee share-based compensation expense was $330 million, $342 million, and $294 million for fiscal 2008, 2007, and 2006, respectively.

Lattice-Binomial Model Upon adoption of SFAS 123(R) at the beginning of fiscal 2006, the Company began estimating the value of employee stock options and employee stock purchase rights on the date of grant using a lattice-binomial model. Prior to the adoption of SFAS 123(R), the value of each employee stock option and employee stock purchase right was estimated on the date of grant using the Black-Scholes model.

The Company's employee stock options have vesting provisions and various restrictions including restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity. Lattice-binomial models are more capable of incorporating the features of the Company's employee stock options than closed-form models such as the Black-Scholes model. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, kurtosis, and skewness. The weighted-average assumptions, using the lattice-binomial model, and the weighted-average expected life and estimated grant date fair values of employee stock options granted during the respective years and employee stock purchase rights with subscription dates in the respective years are summarized as follows:

	EMPLOYEE STOCK OPTIONS			EMPLOYEE STOCK PURCHASE RIGHTS		
Years Ended	July 26, 2008	July 28, 2007	July 29, 2006	July 26, 2008	July 28, 2007	July 29, 2006
Weighted-average assumptions:						
Expected volatility	**31.0%**	26.0%	23.7%	**32.6%**	26.1%	27.5%
Risk-free interest rate	**4.3%**	4.6%	4.3%	**2.7%**	5.1%	3.4%
Expected dividend	**0.0%**	0.0%	0.0%	**0.0%**	0.0%	0.0%
Kurtosis	**4.6**	4.5	4.3	**N/A**	N/A	N/A
Skewness	**(0.80)**	(0.79)	(0.62)	**N/A**	N/A	N/A
Weighted-average expected life (in years)	**6.3**	6.7	6.6	**0.5**	0.5	0.5
Weighted-average estimated grant date fair value (per share)	**$ 9.60**	$7.11	$5.15	**$ 6.12**	$6.46	$ 4.66

The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is impacted by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. The weighted-average assumptions were determined as follows:

- For employee stock options, the Company used the implied volatility for two-year traded options on the Company's stock as the expected volatility assumption required in the lattice-binomial model, consistent with SFAS 123(R) and SAB 107. For employee stock purchase rights, the Company used the implied volatility for six-month traded options on the Company's stock. The selection of the implied volatility approach was based upon the availability of actively traded options on the Company's stock and the Company's assessment that implied volatility is more representative of future stock price trends than historical volatility.
- The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company's employee stock options and employee stock purchase rights.
- The dividend yield assumption is based on the history and expectation of dividend payouts.
- The estimated kurtosis and skewness are technical measures of the distribution of stock price returns, which affect expected employee exercise behaviors, and are based on the Company's stock price return history as well as consideration of various academic analyses.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice-binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions and calibration of the Company's model. The lattice-binomial model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The lattice-binomial model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations on all past option grants made by the Company.

Accuracy of Fair Value Estimates The Company uses third-party analyses to assist in developing the assumptions used in, as well as calibrating, its lattice-binomial model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards. The Company's determination of the fair value of share-based payment awards is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

(c) Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the "Plan") to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary contributions for eligible employees. The Plan allows employees to contribute from 1% to 25% of their annual compensation to the Plan on a pretax and after-tax basis. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company matches pretax employee contributions up to 100% of the first 4% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant's account will not exceed $9,200 for the 2008 calendar year due to the $230,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. The Company's matching contributions to the Plan totaled $171 million, $131 million, and $96 million in fiscal 2008, 2007, and 2006, respectively.

The Plan allows employees who meet the age requirements and reach the Plan contribution limits to make a catch-up contribution not to exceed the lesser of 50% of their eligible compensation or the limit set forth in the Internal Revenue Code. The catch-up contributions are not eligible for matching contributions. In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2008, 2007, or 2006.

The Company also sponsors other 401(k) plans that arose from acquisitions of other companies. The Company's contributions to these plans were not material to the Company on either an individual or aggregate basis for any of the fiscal years presented.

(d) Deferred Compensation Plans

The Company maintains a deferred compensation plan for certain employees and directors of Scientific-Atlanta (the "SA Plan"). The deferred compensation liability under the SA Plan was approximately $126 million and $109 million, as of July 26, 2008 and July 28, 2007, respectively, and was recorded in current and long-term liabilities.

The Cisco Systems, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), a nonqualified deferred compensation plan, became effective June 25, 2007. As required by applicable law, participation in the Deferred Compensation Plan is limited to a group of the Company's management employees, which group includes each of the Company's named executive officers. Under the Deferred Compensation Plan, which is an unfunded and unsecured deferred compensation arrangement, a participant may elect to defer base salary, bonus, and/or commissions, pursuant to such rules as may be established by the Company, up to the maximum percentages for each deferral election as described in the plan. This operates in a manner similar to the way in which the Company's 401(k) plan operates, but without regard to the maximum deferral limitations imposed on 401(k) plans by the Internal Revenue Code. The Company may also, at its discretion, make a matching contribution to the employee under the Deferred Compensation Plan. A matching contribution equal to 4% of eligible compensation over the Internal Revenue Code limit for calendar year 2008 that is deferred by participants under the Deferred Compensation Plan will be made to eligible participants' accounts at the end of calendar year 2008. The deferred compensation liability under this plan was approximately $45 million as of July 26, 2008 and was recorded in long-term liabilities.

(e) Defined Benefit Plans Assumed from Scientific-Atlanta

Upon completion of the acquisition of Scientific-Atlanta, the Company assumed certain defined benefit plans related to employee pensions. Scientific-Atlanta had a defined benefit pension plan covering substantially all of its domestic employees, defined benefit pension plans covering certain international employees, a restoration retirement plan for certain domestic employees, and supplemental executive retirement plans for certain key officers (collectively, the "Pension Plans").

The fair value of the liabilities of these plans was determined as of the July 26, 2008 and July 28, 2007 measurement dates. The fair value determination of the liabilities reflects the Company's intent to integrate the Scientific-Atlanta employee benefit programs with those of the Company. As a result, no additional benefits have been accrued under the Pension Plans since February 2008.

The following table sets forth projected benefit obligations, plan assets, and amounts recorded in current and long-term liabilities under the Pension Plans (in millions):

	July 26, 2008	July 28, 2007
Projected benefit obligations	$ 199	$ 234
Fair value of plan assets	(109)	(125)
Accrued benefit liability	$ 90	$ 109

The accumulated benefit obligations under the Pension Plans were $197 million and $225 million as of July 26, 2008 and July 28, 2007, respectively.

13. Income Taxes

(a) Provision for Income Taxes

The provision for income taxes consists of the following (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Federal:			
Current	**$ 2,384**	$1,979	$1,877
Deferred	**(693)**	(554)	(292)
	1,691	1,425	1,585
State:			
Current	**173**	344	215
Deferred	**(62)**	(68)	(20)
	111	276	195
Foreign:			
Current	**418**	427	304
Deferred	**(17)**	—	(31)
	401	427	273
Total	**$ 2,203**	$2,128	$2,053

The Company paid income taxes of $2.8 billion, $1.7 billion, and $1.6 billion in fiscal 2008, 2007, and 2006, respectively. Income before provision for income taxes consists of the following (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
United States	**$ 3,044**	$3,160	$2,685
International	**7,211**	6,301	4,948
Total	**$10,255**	$9,461	$7,633

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consists of the following:

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Federal statutory rate	**35.0%**	35.0%	35.0%
Effect of:			
State taxes, net of federal tax benefit	**0.9**	2.0	1.8
Foreign income at other than U.S. rates	**(16.1)**	(12.8)	(8.7)
Tax credits	**(0.8)**	(2.2)	(0.6)
Tax audit settlement	**(1.6)**	—	(1.6)
Nondeductible compensation	**1.8**	0.6	1.1
International realignment	**2.2**	—	—
Other, net	**0.1**	(0.1)	(0.1)
Total	**21.5%**	22.5%	26.9%

The tax provision for fiscal 2008 included tax expense of $229 million related to the intercompany realignment of certain of the Company's foreign operations during the third and fourth quarters of fiscal 2008. The tax provision for fiscal 2008 also included a net tax benefit of $162 million related to a settlement of certain tax matters with the IRS during the first quarter of fiscal 2008. In December 2006, the Tax Relief and Health Care Act of 2006 reinstated the U.S. federal R&D tax credit, retroactive to January 1, 2006. As a result, the tax provision for fiscal 2007 included a tax benefit of approximately $60 million related to the U.S. federal R&D tax credit attributable to fiscal 2006 R&D. The tax provision for fiscal 2006 included a benefit of approximately $124 million from the favorable settlement of a tax audit in a foreign jurisdiction.

U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided for on a cumulative total of $21.9 billion of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In fiscal 2006, the Company distributed cash from its foreign subsidiaries and reported an extraordinary dividend (as defined in the Jobs Creation Act) of $1.2 billion and a related tax liability of approximately $63 million in its fiscal 2006 federal income tax return. This amount was previously provided for in the provision for income taxes and is included in income taxes payable. This distribution does not change the Company's intention to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries in operations outside the United States.

As a result of certain employment and capital investment actions and commitments, the Company's income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. These tax incentives expire in whole or in part at various times through fiscal 2025.

(b) Unrecognized Tax Benefits

On July 29, 2007, the Company adopted FIN 48 which prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. As a result of the adoption of FIN 48, the Company reduced the liability for net unrecognized tax benefits by $451 million and accounted for this as a cumulative effect of a change in accounting principle that was recorded as an increase to retained earnings of $202 million and an increase to additional paid-in capital of $249 million. The total amount of gross unrecognized tax benefits as of the date of adoption was $3.3 billion, of which $2.9 billion would affect the effective tax rate if realized. The Company historically classified liabilities for unrecognized tax benefits in current income taxes payable. In implementing FIN 48, the Company has reclassified liabilities for unrecognized tax benefits for which the Company does not anticipate payment or receipt of cash within one year to noncurrent income taxes payable. In addition, the Company reclassified the income tax receivable to income taxes payable.

The aggregate changes in the balance of gross unrecognized tax benefits during fiscal 2008 were as follows (in millions):

	Amount
Balance at July 29, 2007	$3,331
Additions based on tax positions related to the current year	488
Additions for tax positions of prior years	147
Reductions for tax positions of prior years	(466)
Settlements	(951)
Lapse of statute of limitations	(44)
Balance at July 26, 2008	$2,505

In connection with the regular examination of the Company's federal income tax returns for fiscal years ended July 27, 2002 through July 31, 2004, the IRS proposed certain adjustments related to the Company's international operations. In the first quarter of fiscal 2008, the Company and the IRS agreed to a settlement with respect to certain tax issues related to U.S. income inclusions arising from the Company's international operations for fiscal years ended July 27, 2002 through July 29, 2006. As a result of the settlement, the Company reduced the amount of gross unrecognized tax benefits by approximately $1.0 billion. The Company also reduced the amount of accrued interest by $39 million. In addition, the IRS has proposed other adjustments that are not covered under the settlement agreement related to fiscal years ended July 27, 2002 through July 31, 2004. The Company has timely filed a protest with IRS Appeals on these proposed adjustments. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

As of July 26, 2008, $2.1 billion of the unrecognized tax benefits would affect the effective tax rate if realized. The Company's policy to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes did not change as a result of implementing FIN 48. As of the date of adoption of FIN 48, the Company had accrued $183 million in income taxes payable for the payment of interest and penalties. As of July 26, 2008, the Company had accrued $166 million in income taxes payable for the payment of interest and penalties, of which $8 million was recorded to the provision for income taxes during fiscal 2008. The Company is no longer subject to U.S. federal income tax audit for returns covering tax years through fiscal year 2001. With limited exceptions, the Company is no longer subject to state and local or foreign income tax audits for returns covering tax years through fiscal year 1997. Although timing of the resolution of audits is highly uncertain, the Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits as of July 26, 2008 will materially change in the next 12 months.

(c) Deferred Tax Assets and Liabilities

The following table presents the breakdown between current and noncurrent net deferred tax assets (in millions):

	July 26, 2008	July 28, 2007
Deferred tax assets—current	**$ 2,066**	$ 1,953
Deferred tax assets—noncurrent	**1,770**	1,060
Deferred tax liabilities—noncurrent	**(80)**	(71)
Total net deferred tax assets	**$ 3,756**	$ 2,942

The components of the deferred tax assets and liabilities are as follows (in millions):

	July 26, 2008	July 28, 2007
ASSETS		
Allowance for doubtful accounts and returns	**$ 256**	$ 330
Sales-type and direct-financing leases	**93**	111
Inventory write-downs and capitalization	**239**	222
Investment provisions	**420**	245
In-process R&D, goodwill, and purchased intangible assets	**343**	344
Deferred revenue	**1,304**	1,056
Credits and net operating loss carryforwards	**602**	651
SFAS 123(R) share-based compensation expense	**603**	520
Accrued compensation	**226**	234
Other	**831**	532
Gross deferred tax assets	**4,917**	4,245
Valuation allowance	**(118)**	(118)
Total deferred tax assets	**4,799**	4,127
LIABILITIES		
Purchased intangible assets	**(709)**	(881)
Unremitted earnings of foreign subsidiaries	**—**	(100)
Unrealized gains on investments	**(47)**	(60)
Depreciation	**(195)**	(73)
Other	**(92)**	(71)
Total deferred tax liabilities	**(1,043)**	(1,185)
Total net deferred tax assets	**$ 3,756**	$ 2,942

As of July 26, 2008, the Company's federal, state, and foreign net operating loss carryforwards for income tax purposes were $344 million, $1.7 billion, and $97 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2016, the state net operating loss carryforwards will begin to expire in fiscal 2009, and the foreign net operating loss carryforwards will begin to expire in fiscal 2011. As of July 26, 2008, the Company's federal and state tax credit carryforwards for income tax purposes were approximately $10 million and $600 million, respectively. If not utilized, the federal and state tax credit carryforwards will begin to expire in fiscal 2009.

14. Segment Information and Major Customers

The Company's operations involve the design, development, manufacturing, marketing, and technical support of networking and other products and services related to the communications and information technology industry. Cisco products include routers, switches, advanced technologies, and other products. These products, primarily integrated by Cisco IOS Software, link geographically dispersed local-area networks (LANs), metropolitan-area networks (MANs) and wide-area networks (WANs).

(a) Net Sales and Gross Margin by Theater

The Company conducts business globally and is primarily managed on a geographic basis. The Company's management makes financial decisions and allocates resources based on the information it receives from its internal management system. Sales are attributed to a geographic theater based on the ordering location of the customer. During the first quarter of fiscal 2008, the Company enhanced its methodology for attributing certain revenue transactions, including revenue deferrals, and the associated cost of sales for each to the respective geographic theater and revised the information utilized by the Company's chief operating decision maker (CODM). As a result, the Company has reclassified prior year net sales and gross margin amounts by theater to conform to the current year's presentation.

The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system because management does not include the information in its measurement of the performance of the operating segments. In addition, the Company does not allocate amortization of acquisition-related intangible assets, share-based compensation expense, and the effects of purchase accounting adjustments to inventory to the gross margin for each theater because management also does not include this information in its measurement of the performance of the operating segments.

Summarized financial information by theater for fiscal 2008, 2007, and 2006, based on the Company's internal management system and as utilized by the Company's CODM, is as follows (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Net sales:			
United States and Canada[(1)]	**$21,314**	$ 19,380	$ 15,623
European Markets	**8,103**	7,371	6,145
Emerging Markets	**4,510**	3,221	2,460
Asia Pacific	**4,254**	3,632	2,935
Japan	**1,359**	1,318	1,321
Total	**$39,540**	$34,922	$28,484
Gross margin:			
United States and Canada	**$14,012**	$ 12,524	$ 10,385
European Markets	**5,340**	4,826	4,116
Emerging Markets	**2,785**	2,022	1,648
Asia Pacific	**2,767**	2,346	1,912
Japan	**961**	917	934
Theater total	**25,865**	22,635	18,995
Unallocated corporate items[(2)]	**(381)**	(299)	(248)
Total	**$25,484**	$22,336	$ 18,747

(1) Net sales in the United States were $20.2 billion, $18.3 billion, and $14.8 billion for fiscal 2008, 2007, and 2006, respectively.

(2) The unallocated corporate items primarily include the effects of amortization of acquisition-related intangible assets and share-based compensation expense.

(b) Net Sales for Groups of Similar Products and Services

The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Net sales:			
Routers	**$ 7,909**	$ 6,920	$ 6,005
Switches	**13,319**	12,473	10,833
Advanced technologies	**9,736**	8,075	5,609
Other	**2,135**	1,994	1,470
Product	**33,099**	29,462	23,917
Service	**6,441**	5,460	4,567
Total	**$39,540**	$34,922	$28,484

The Company refers to some of its products and technologies as advanced technologies. As of July 26, 2008, the Company had identified the following advanced technologies for particular focus: application networking services, home networking, security, storage area networking, unified communications, video systems, and wireless technology. The Company continues to identify additional advanced technologies for focus and investment in the future, and the Company's investments in some previously identified advanced technologies may be curtailed or eliminated depending on market developments.

(c) Other Segment Information

The majority of the Company's assets, excluding cash and cash equivalents and investments, as of July 26, 2008 and July 28, 2007 were attributable to its U.S. operations. The Company's total cash and cash equivalents and investments held outside of the United States in various foreign subsidiaries was $24.4 billion as of July 26, 2008, and the remaining $1.8 billion was held in the United States. In fiscal 2008, 2007, and 2006, no single customer accounted for 10% or more of the Company's net sales.

Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 26, 2008	July 28, 2007	July 29, 2006
Property and equipment, net:			
United States	**$ 3,478**	$ 3,340	$ 3,082
International	**673**	553	358
Total	**$ 4,151**	$ 3,893	$ 3,440

15. Net Income Per Share

The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 26, 2008	July 28, 2007	July 29, 2006
Net income	**$ 8,052**	$ 7,333	$ 5,580
Weighted-average shares—basic	**5,986**	6,055	6,158
Effect of dilutive potential common shares	**177**	210	114
Weighted-average shares—diluted	**6,163**	6,265	6,272
Net income per share—basic	**$ 1.35**	$ 1.21	$ 0.91
Net income per share—diluted	**$ 1.31**	$ 1.17	$ 0.89
Antidilutive employee stock options	**567**	533	1,014

Supplementary Financial Data (Unaudited)
(in millions, except per-share amounts)

Quarters Ended	July 26, 2008	Apr. 26, 2008	Jan. 26, 2008	Oct. 27, 2007	July 28, 2007	Apr. 28, 2007	Jan. 27, 2007	Oct. 28, 2006
Net sales	$10,364	$ 9,791	$ 9,831	$ 9,554	$ 9,433	$ 8,866	$ 8,439	$ 8,184
Gross margin	$ 6,666	$ 6,305	$ 6,340	$ 6,173	$ 6,068	$ 5,647	$ 5,388	$ 5,233
Net income	$ 2,014	$ 1,773	$ 2,060	$ 2,205	$ 1,930	$ 1,874	$ 1,921	$ 1,608
Net income per share—basic	$ 0.34	$ 0.30	$ 0.34	$ 0.36	$ 0.32	$ 0.31	$ 0.32	$ 0.27
Net income per share—diluted	$ 0.33	$ 0.29	$ 0.33	$ 0.35	$ 0.31	$ 0.30	$ 0.31	$ 0.26
Cash and cash equivalents and investments	$26,235	$24,433	$22,693	$24,679	$22,266	$22,336	$20,681	$19,520

Stock Market Information

Cisco common stock is traded on the NASDAQ Global Select Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	2008		2007	
Fiscal	High	Low	High	Low
First quarter	$ 33.60	$ 28.58	$ 24.78	$ 17.10
Second quarter	$ 34.24	$ 22.30	$ 28.99	$ 23.27
Third quarter	$ 26.29	$ 21.77	$ 28.85	$ 24.82
Fourth quarter	$ 27.72	$ 20.56	$ 30.39	$ 25.33

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 68,705 registered shareholders as of September 5, 2008.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total shareholder returns for Cisco common stock with the cumulative total returns on the S&P Information Technology Index and the S&P 500 Index. Shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns.

Comparison of 5-Year Cumulative Total Return Among Cisco Systems, Inc., the S&P Information Technology Index and the S&P 500 Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
July 25, 2003
July 30, 2004
July 29, 2005
July 28, 2006
July 27, 2007
July 25, 2008
Cisco Systems, Inc.
S&P Information Technology
S&P 500

	July 25, 2003	July 30, 2004	July 29, 2005	July 28, 2006	July 27, 2007	July 25, 2008
Cisco Systems, Inc.	$ 100.00	$ 109.64	$ 100.37	$ 94.76	$ 151.83	$ 117.56
S&P Information Technology	$ 100.00	$ 109.87	$ 121.37	$ 111.24	$ 144.89	$ 132.91
S&P 500	$ 100.00	$ 113.17	$ 129.07	$ 136.02	$ 157.97	$ 140.44

Notes:

- The graph covers the period from July 25, 2003, the last trading day before Cisco's 2004 fiscal year, to July 25, 2008, the last trading day of Cisco's 2008 fiscal year.
- The graph assumes that $100 was invested in Cisco common stock and in each index on July 25, 2003 and that all dividends were reinvested. No cash dividends have been declared on shares of Cisco's common stock.

Directors and Officers

Directors

Carol A. Bartz[1][4]
Executive Chairman of the Board
Autodesk, Inc.

M. Michele Burns[1][2]
Chairman and Chief Executive Officer
Mercer LLC

Michael D. Capellas[3][5]
Chairman and Chief Executive Officer
First Data Corporation

Larry R. Carter[4]
Senior Vice President, Office of the Chairman and CEO
Cisco Systems, Inc.

John T. Chambers[1]
Chairman and Chief Executive Officer
Cisco Systems, Inc.

Brian L. Halla[3]
Chairman of the Board and Chief Executive Officer
National Semiconductor Corporation

John L. Hennessy, Ph.D.[1][5]
President
Stanford University

Richard M. Kovacevich[5]
Chairman
Wells Fargo & Company

Roderick C. McGeary[2][3]
Chairman of the Board
BearingPoint, Inc.

Michael K. Powell[4]
Chairman, MK Powell Group, LLC
Senior Advisor, Providence Equity Partners Inc.

Steven M. West[2][4]
Founder and Partner
Emerging Company Partners LLC

Jerry Yang[4]
CEO, Chief Yahoo! and Director
Yahoo! Inc.

(1) Member of the Acquisition Committee
(2) Member of the Audit Committee
(3) Member of the Compensation and Management Development Committee
(4) Member of the Investment/Finance Committee
(5) Member of the Nomination and Governance Committee

Executive Officers

Susan L. Bostrom
Executive Vice President, Chief Marketing Officer, Global Policy and Worldwide Government Affairs

Frank A. Calderoni
Executive Vice President and Chief Financial Officer

Larry R. Carter
Senior Vice President, Office of the Chairman and CEO

Jonathan Chadwick
Senior Vice President, Corporate Controller and Principal Accounting Officer

John T. Chambers
Chairman and Chief Executive Officer

Mark Chandler
Senior Vice President, Legal Services, General Counsel and Secretary

Wim Elfrink
Executive Vice President, Cisco Services and Chief Globalisation Officer

Richard J. Justice
Executive Vice President, Worldwide Operations and Business Development

Randy Pond
Executive Vice President, Operations, Processes and Systems

Other Senior Vice Presidents

Nick Adamo
SVP, U.S. Service Provider Sales and Worldwide Service Provider Operations

Gregory Neal Akers
SVP, Advanced Development

Anthony J. Bates
SVP, Service Provider Group

Joel P. Bion
SVP, Research and Advanced Development

Brad Boston
SVP, Global Government Solutions Group

R. Gary Bridge
SVP, Internet Business Solutions Group

Luca Cafiero
SVP, Server Access Virtualization Business Unit

Owen Chan
SVP, Asia Pacific

Howard Charney
SVP, Office of the Chairman and CEO

Blair Christie
SVP, Corporate Communications

Marthin De Beer
SVP, Emerging Technologies Group

Chris Dedicoat
SVP, European Markets

Doug Dennerline
SVP, Collaboration Software Group

Carlos Dominguez
SVP, Office of the Chairman and CEO

Nick Earle
SVP, Customer Advocacy European Markets

Thomas Edsall
SVP and Chief Technology Officer, Data Center, Switching, and Services Group

Brett Galloway
SVP, Wireless and Security Technology Group

Michael Ganser
SVP, Germany

Keith E. Goodwin
SVP, Worldwide Channels

Kathy M. Hill
SVP, Access Networking and Services Group

David K. Holland
SVP, Treasurer

Ned Hooper
SVP, Business Development, Consumer and Small Business Group

Laura Ipsen
SVP, Global Policy and Government Affairs

Rebecca J. Jacoby
SVP, Chief Information Officer

Prem Jain
SVP, Server Access Virtualization Business Unit

Bruce Klein
SVP, U.S. Public Sector Sales

Michel Langlois
SVP, Software Group Administration

William LePage
SVP, Global Sales Operations

Judy Lin
SVP, Ethernet Switching Technology Group

Robert Lloyd
SVP, U.S., Canada, and Japan

Mario Mazzola
SVP, Server Access Virtualization Business Unit

John F. McCool
SVP, Data Center, Switching, and Services Group

James F. McDonald
SVP, Service Provider Group/Scientific Atlanta

Angel Mendez
SVP, Global Supply Chain Management

Marilyn Mersereau
SVP, Corporate Marketing

Duncan Mitchell
SVP, Emerging East

Gary B. Moore
SVP, Advanced Services

Paul Mountford
SVP, Emerging Markets

George O'Meara
SVP, Customer Advocacy U.S. and Canada

Barry O'Sullivan
SVP, Voice Technology Group

Edzard Overbeek
SVP, Japan

Richard W. Palmer, Jr.
SVP, Security Technology Group

Pankaj S. Patel
SVP, Service Provider Group

Ian D. Pennell
SVP, Small Business Technology Group

Edison F. Peres
SVP, Worldwide Channels

Joseph Pinto
SVP, Technical Support Services

J. Michael Pocock
Linksys SVP and General Manager

Donald R. Proctor
SVP, Software Group

Manny Rivelo
SVP, Development Organization Operations

Chuck Robbins
SVP, U.S. Commercial Sales

Daniel Scheinman
SVP, Media Solutions Group

Brian Schipper
SVP, Human Resources

Jim Sherriff
SVP, China

Inder Sidhu
SVP, Worldwide Strategy and Planning

Padmasree Warrior
SVP, Chief Technology Officer

Tae Yoo
SVP, Corporate Affairs

Shareholder Information

Online Resources

Visit our webpage at **www.cisco.com/annualreport/2008** to find fiscal 2008 information, including our letter to shareholders in multiple languages and our interactive report, plus additional company and product information.

To receive all shareholder information exclusively online, register at: **www.icsdelivery.com/cisco**

Cisco's stock trades on the NASDAQ Global Select Market under the ticker symbol CSCO.

Investor Relations

For further information about Cisco, additional copies of this report, Form 10-K, or other financial information without charge, contact:

Investor Relations
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
408 227-CSCO (2726)
Website: **www.cisco.com/go/investors**

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Email: web.queries@computershare.com
Website: **www-us.computershare.com**
Toll free: 800 254-5194
International: 781 575-3120
Fax: 781 575-3604

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
San Jose, California

Legal Counsel

Fenwick & West LLP
Mountain View, California

Notice of Annual Meeting

Santa Clara Convention Center
Elizabeth A. Hangs Theater
5001 Great America Parkway
Santa Clara, CA 95054
Thursday, November 13, 2008
10 a.m. Pacific Time

Company Profile

Cisco is the worldwide leader in networking that transforms how people connect, communicate, and collaborate. Our technology is changing the nature of work and the way we live.

Founded in 1984, Cisco pioneered the development of Internet Protocol (IP)-based networking technologies. This tradition continues with the development of routing, switching, and other technologies such as application networking services, home networking, security, storage area networking, TelePresence systems, unified communications, video systems, and wireless.

As an innovator in the communications and information technology industry, Cisco and its valued partners sell Cisco hardware, software, and services to businesses of all sizes, governments, service providers, and consumers.

An integral part of Cisco's business strategy is strong corporate citizenship. Responsible business practices help ensure accountability, business sustainability, and commitment to environmentally conscious operations and products. Social investments built upon public-private partnerships positively impact recipient communities around the world. As an expression of our company's values and beliefs, these activities are designed to build trust in our company and empower our employees.

Learn more at www.cisco.com.

Forward-Looking Statements

This Annual Report contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "vision," "strategy," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, statements that refer to the following are forward-looking statements: our business strategy including product revenue and market leadership goals; our anticipated growth and trends in our industry, businesses or key markets such as Web 2.0, collaboration and the network becoming the platform for all forms of communications and information technology; our architectural approach; investments in resources and innovation, new advanced and emerging technologies; our future competitive position; our ability to recognize and the speed with which we act upon market transitions; customer appreciation of our products; and other characterizations of future events or circumstances. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: business and economic conditions and growth trends in the networking industry, our customer markets, and various geographic regions; global economic conditions and uncertainties in the geopolitical environment; overall information technology spending; the growth and evolution of the Internet and levels of capital spending on Internet-based systems; variations in customer demand for products and services, including sales to the service provider market and other customer markets; the timing of orders and manufacturing and customer lead times; changes in customer order patterns or customer mix; insufficient, excess, or obsolete inventory; variability of component costs; variations in sales channels, product costs, or mix of products sold; our ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; increased competition in our product and service markets; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; manufacturing and sourcing risks, including risks related to our lean manufacturing model; product defects and returns; litigation involving patents, intellectual property, antitrust, shareholder, and other matters, and governmental investigations; natural catastrophic events; a pandemic or epidemic; our ability to achieve the benefits anticipated from our investments in sales and engineering activities; our ability to recruit and retain key personnel; our ability to manage financial risk; risks related to the global nature of our operations, including our operations in emerging markets; currency fluctuations and other international factors; potential volatility in operating results; and other factors listed in Cisco's most recent reports on Forms 10-K and 10-Q. The financial information contained in this Annual Report should be read in conjunction with the consolidated financial statements and notes thereto that are included in this report. Our results of operations for the year ended July 26, 2008 are not necessarily indicative of our operating results for any future periods. We undertake no obligation to revise or update any forward-looking statements for any reason.

Copyrights

Worldwide Offices

Americas Headquarters
San Jose, California, USA

Asia Pacific Headquarters
Singapore

Europe Headquarters
Amsterdam, Netherlands

Cisco has more than 200 offices worldwide.
Addresses, phone numbers, and fax numbers are listed on the Cisco website at www.cisco.com/go/offices.

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